NovaGold Integrated Report 2010






O**NE GOAL**
LOW-COST MILLION-OUNCE-A-YEAR
GOLD PRODUCER



NOVAGOLD IS A PRECIOUS METALS COMPANY
WITH DEVELOPMENT-STAGE PROJECTS IN
ALASKA AND BRITISH COLUMBIA.

WE HAVE
ONE GOAL

To become a low-cost, million-ounce-
a-year gold producer, and we have the
assets, the partnerships and the team
required to achieve that goal.

ONE GOAL | ONE REPORT

WE HAVE
A TRIPLE BOTTOM LINE
PHILOSOPHY

NovaGold recognizes that strong financial, social and environmental performance are all equally important to the Company's success. Corporate social responsibility has always been an integral part of the Company's business plan.

WE HAVE
ONE REPORT

In practical terms, a triple bottom line approach means expanding traditional reporting formats to include environmental and social performance in addition to financial performance. While NovaGold does not generate any significant revenue yet, this report demonstrates how we work to create value for our shareholders, employees, business partners and local communities. This integrated report outlines our focus on fair and beneficial business practices for our employees and contractors and the regions in which we operate, and our commitment to prevent and mitigate any negative social and environmental impacts as we advance our projects. NovaGold is committed to upholding the highest environmental and social standards while focusing on delivering the financial growth its shareholders and partners expect.



ABOUT THIS REPORT

This report covers NovaGold's financial, social and environmental performance during calendar year 2010. In previous years we have issued separate annual and sustainability reports. Moving forward, we will publish a single, integrated report. With a fiscal year-end of November 30, NovaGold's financial report cycle runs from December 1 to November 30. We find it simpler, however, to track our milestones and capture sustainability data on a calendar-year cycle. Establishing a calendar-year reporting cycle simplifies the data collection process as the projects advance and as our senior partners start reporting on project performance.

In the context of this report, the term "partners" is a generic term used to describe our business associates, Barrick Gold Corporation (Barrick) and Teck Resources Limited (Teck), with whom we are advancing the Donlin Creek and Galore Creek properties, respectively.

WHAT'S INCLUDED AND WHAT'S NOT

A materiality assessment, conducted internally by the communications team, demonstrated that NovaGold's investors, employees and partners are focused on the Company's core projects, Donlin Creek and Galore Creek, and substantial sustainability data is only reported for those projects. Activities at Donlin Creek and Galore Creek have the most impact on NovaGold's share price, reputation and industry and market success. We have included the Rock Creek project as a case study, summarizing the challenges and solutions encountered at that project during 2010. We will start to capture data from our Ambler project in 2011 to establish a baseline for that project as it advances and becomes more material for our stakeholders. NovaGold continues to communicate closely with its community partners at its exploration-stage projects through community meetings, newsletters and a commitment to accessibility and open communication to ensure all stakeholders have access to information and the opportunity to address questions and concerns.

NovaGold's Donlin Creek project is owned equally by wholly-owned subsidiaries of NovaGold and Barrick, and its Galore Creek project is owned equally by wholly-owned subsidiaries of NovaGold and Teck. Barrick and Teck have very well-established sustainability reporting programs, but do not report specific data from these projects since the projects have not advanced to construction or operations. NovaGold communicates with the sustainability leaders from both companies, and the sustainability data in this report have been reviewed by both partners and the project managers.

The Global Reporting Initiative (GRI) is a network-based organization that pioneered the world's most-widely used sustainability reporting framework, which sets out principles and performance indicators that organizations can use to measure and report their financial, environmental and social performance. NovaGold believes this report meets the GRI criteria for B-level reporting. The GRI Index, starting on page 77, summarizes the indicators included in this report.

ASSURANCE

We have not undergone a formal assurance process. NovaGold initiated an internal review process this year, and the data points were examined by NovaGold's management to ensure accurate representation of the data provided by represented departments and projects. In addition, NovaGold's report was reviewed by Strategic Sustainability Consulting, a U.S.-based sustainability strategy and reporting firm, to ensure compliance with GRI reporting standards and reporting best practices.

GIVE US YOUR FEEDBACK

This integrated report is prepared with the objective of providing the information that is most relevant to our stakeholders, and we would like your feedback so that we can improve our reporting process. In addition, your comments throughout the year will allow us to improve our continuous disclosure reporting on our website, in corporate presentations and press releases, and on our social media pages. We look forward to hearing from you!

Phone: 604.669.6227
Toll Free: 1.866.669.6227
Email: info@novagold.net
Website: **www.novagold.net**

 www.facebook.com/novagold
 www.twitter.com/novagold

Table of Contents





ALASKA

Ambler

DONLIN CREEK

YUKON TERRITORY

NORTHWEST TERRITORIES

GALORE CREEK

BRITISH COLUMBIA

Corporate

ONE GOAL: to be a low-cost, million-ounce-a-year gold producer

NovaGold has three world-class projects in its portfolio and one of the largest reserve/resource bases in its peer group. The Company is led by an experienced management team with diverse expertise, and benefits from equal partnerships with industry-leading mining companies at its two core projects.

NovaGold has strong alliances with First Nation or Alaska Native groups at all of its projects and fosters a culture of social responsibility that begins with its employees and reaches out to its neighbors. We have worked diligently at our projects to form collaborative relationships with local communities and complete the environmental and engineering studies to understand the complexities of these projects. Extensive up-front planning adds value for our shareholders by reducing project risk and increasing the certainty that we can advance these projects successfully through permitting and toward construction and production.

By leveraging the knowledge of its team and the experience of its partners, NovaGold is advancing its world-class assets to achieve its goal of becoming a low-cost, million-ounce-a-year gold producer.

DONLIN CREEK | PAGE 47

One of the world's largest known undeveloped gold deposits, Donlin Creek is owned by Donlin Creek LLC (Donlin Creek), which is owned equally by NovaGold and Barrick. The Donlin Creek deposit is located on private land and Donlin Creek has a strong relationship with Calista Corporation and The Kuskokwim Corporation, owners of the sub-surface and surface rights, respectively. The property hosts a number of deposits and the current reserves and resources are contained within just 2 miles (3 kilometers) of the 5-mile (8-kilometer) district, with significant exploration potential remaining. Work at the project in 2010 focused on environmental and engineering studies required to review the use of natural gas at the mine site as well as community engagement. Donlin Creek expended approximately US$40.4 million during NovaGold's fiscal 2010, with NovaGold contributing 50%.

RESERVES	GOLD: 33.6 Mozs	
RESOURCES	**4.3 Mozs**	**4.4 Mozs** *100% basis
	MEASURED & INDICATED	INFERRED

50% OWNERSHIP WITH BARRICK

ALASKA NATIVE PARTNERS:
CALISTA CORPORATION AND THE KUSKOKWIM CORPORATION

MORE THAN 1.3 MILLION MAN HOURS WORKED WITH NO LOSS-TIME INCIDENTS OR RESTRICTED DUTY

2011 VALUE DRIVER:
FEASIBILITY REVISION TO INCORPORATE NATURAL GAS PIPELINE IN H2-2011, PREPARE PERMIT APPLICATIONS FOR PROJECT



GALORE CREEK | PAGE 60

The Galore Creek property hosts a large, good-grade porphyry-related copper-gold-silver deposit, with significant exploration potential remaining at the project. The project is located in British Columbia and has been on care and maintenance to protect existing infrastructure while the Galore Creek Mining Corporation (GCMC) reviewed optimization scenarios. GCMC, owned equally by NovaGold and Teck, has a comprehensive Participation Agreement with the Tahltan Nation. A pre-feasibility study based on a preferred project design is underway to provide capital cost estimates, potential permitting, construction and production timelines and an updated resource estimate. GCMC expended approximately C$16.0 million on care and maintenance and the pre-feasibility study during NovaGold's fiscal 2010, with Teck contributing 100%.

RESOURCES	COPPER: 8.9 Blbs	3.5 Blbs
	GOLD: 7.3 Mozs	3.3 Mozs
	SILVER: 123 Mozs	61 Mozs *100% basis
	MEASURED & INDICATED	INFERRED

50% OWNERSHIP WITH TECK

FIRST NATION PARTNER:
TAHLTAN NATION

3,000 TREES PLANTED
& 72 ACRES (29 HECTARES) RESEEDED

2011 VALUE DRIVER:
PRE-FEASIBILITY STUDY BASED ON OPTIMIZED MINE DESIGN IN Q2-2011



AMBLER

Ambler is a high-grade copper-zinc-lead-gold-silver exploration-stage property located in Alaska. NovaGold continues to work with its Alaska Native partner and neighboring landholder, NANA Regional Corporation, to establish an agreement for collaborative development of the Ambler district. The Company feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in the district. NovaGold released the results of a preliminary economic assessment for Ambler in April 2011, demonstrating the robust economics of developing this high-grade project. Project activities during 2010 included environmental and engineering studies and community engagement. NovaGold expended US$1.5 million in fiscal 2010 at the Ambler project.

RESOURCES	COPPER: 1.5 Blbs	940 Mlbs
	ZINC: 2.2 Blbs	1.3 Blbs
	GOLD: 0.45 Mozs	0.26 Mozs
	SILVER: 32 Mozs	19 Mozs
	INDICATED	INFERRED

100% OWNERSHIP

ALASKA NATIVE PARTNER:
NANA REGIONAL CORPORATION

60%
OF 2010 PROJECT STAFF HIRED FROM SURROUNDING COMMUNITIES

2011 VALUE DRIVER:
10,000 METERS OF DISTRICT EXPLORATION, ENGINEERING AND ENVIRONMENTAL STUDIES TO ADVANCE PROJECT



Message from the Chairman

Following nine years of year-on-year price appreciation, gold increased 25% in 2010, copper gained 30% and silver rallied 78%, and all three metals have continued to strengthen in 2011. While I have always believed in the long-term demand and upside price potential for the metals that are so essential to modern life, seeing gold move through US$1,500 was remarkable. Fundamentals such as increasing urbanization and wealth in developing economies, economic uncertainty in developed nations, degradation of currencies, low interest rates, rising inflation and political instability suggest continued support for strong gold prices as well as strength in both precious and base metals.

Just as commodities performed well, 2010 was a record year for NovaGold. The Company significantly outperformed its peers, the indexes and the gold price, achieving 117% share price appreciation for investors. Share price alone does not define success, however, and I believe the Company achieved success in other areas as well. During 2010 NovaGold re-established its strong financial position with a strategic financing, added additional skillsets to the Board and management team, and worked with Barrick and Teck, respectively, to significantly advance both Donlin Creek and Galore Creek.

We strengthened corporate governance by adding two independent directors to the Board and naming an independent Chairman. The Board assessed the skillsets of our existing directors and chose two additional individuals, Igor Levental and Marc Faber, whose experience and expertise added further depth to the Board.

The Board of Director's primary objective is to ensure the Company is meeting its objectives and operating with integrity. Our collective experience helps NovaGold's management team evaluate the risks and opportunities at every stage of development. We work with and hold the management team accountable to achieve the highest financial, environmental and social standards.

NovaGold is one of only a few development-stage gold companies with a comprehensive sustainability reporting process coupled with a strong corporate sustainability program that engages employees and shapes our decisions. I am proud of our environmental achievements in 2010, both at Rock Creek and at our other projects. I believe our reputation for community engagement and building strong community partnerships is one of the best in the industry and gives NovaGold a competitive advantage.

When investors weigh their options among development-stage gold companies, we believe these commitments and achievements, along with our world-class projects, differentiate NovaGold from its competitors.



GERALD McCONNELL, QC
CHAIRMAN – INDEPENDENT

As always, our focus is on building shareholder value. We have positioned the Company to protect and develop the outstanding assets that form the foundation of NovaGold: our Donlin Creek and Galore Creek properties, our team, our financial stability and the relationships and partnerships that enhance our ability to advance these world-class projects through permitting and toward a construction decision.

Despite gold reaching record highs in the first half of 2011, NovaGold and many gold equities have underperformed the gold price this year. We can't control or predict the markets, but we can control how we advance our properties, and how we conduct ourselves as a company. In this global landscape of increasing scrutiny over environmental performance, corporate governance and corporate ethics, NovaGold is positioning itself to be a leader among its peers.

I have been associated with NovaGold for many years and have seen the Company grow from a few highly skilled geologists to a strong team of professionals that are dedicated to achieving NovaGold's goal of becoming a low-cost, million-ounce-a-year gold producer. I would like to take this opportunity to thank all of our long-time shareholders and welcome those who are just now joining us for the next stage in this Company's evolution. I look forward to reporting to you on a successful 2011, a year which we anticipate will see increased clarity on our projects through the completion of important milestones at Donlin Creek and Galore Creek.

Gerald McConnell
Chairman, Board of Directors

Message from the President & CEO

Just as 2010 was an exceptional year for NovaGold's share price, we anticipate 2011 will be a pivotal year for NovaGold's projects. After three years of planning and preparation, we will be releasing the results of a pre-feasibility study at Galore Creek and a revised feasibility study at Donlin Creek. These events provide the opportunity to set a clear direction forward for these world-class projects.

In a global market of rising demand and rising prices for commodities, NovaGold is focused on ONE GOAL: becoming a low-cost, million-ounce-a-year gold producer. We have the assets to achieve this objective with Donlin Creek and Galore Creek, two of the world's largest known undeveloped gold and copper-gold projects. And we have partnered with two of the world's most-experienced and respected mining companies, Barrick and Teck, to ensure we have the technical, construction and operations expertise required to design, build and operate these projects to the highest standards.



RICK VAN NIEUWENHUYSE
PRESIDENT & CEO

Our ability to permit and ultimately build these projects is dependent on maintaining a reputation of fairness, environmental stewardship and social responsibility. The strong relationships we have built at the community level are integral to achieving our goal, and we collaborate with our aboriginal partners at every step of project development.

During 2010 our environmental performance continued to improve. At our Rock Creek project we resolved the water management issues and will maintain these high environmental standards as we decide whether to sell or reclaim the project. We also achieved high safety standards in 2010, and completed the year's work with no loss-time incidents at any of our properties.

One of our sustainability objectives for 2011 is to establish a formal sustainability policy for our exploration projects, ensuring that sustainability is as much of a focus as safety. As demonstrated with our Gold4Green program, which is described in more detail on pages 35 to 36, even the smallest sustainability choices can have a significant long-term impact. We support the UN Global Compact and our commitment to human rights and fairness permeates every level of the Company. We also support the principles of the International Council on Mining & Metals, which outline a sustainable development framework and commitment to strive for performance improvement.

In a fiercely competitive industry, NovaGold must attract and retain a team of experienced, innovative people with the ability to meet our objectives today while planning for the future. That most of our team has been with the Company for more than five years is a testament to our corporate culture of teamwork and respect. We are committed to the success of our employees just as they are dedicated to the success of the Company. In 2010 we appointed a Chief Operating Officer as

well as a VP Environment, Health, Safety & Sustainability. In 2011 we promoted our VP Finance to the position of Chief Financial Officer and added a VP Business Development & Treasurer and a Director of Mining to our team, and will continue to recruit individuals with the expertise we need as these projects advance.

ADVANCING OUR PROJECTS

At Donlin Creek, optimization studies have been completed to evaluate using natural gas rather than diesel to generate power. Natural gas could bring a number of benefits to the project, both environmentally and economically. The feasibility revision incorporating the natural gas option will be finalized in the second half of 2011, at which point, upon approval by the Donlin Creek Board, Donlin Creek can proceed to file permit applications for the project.

Filing permit applications at Donlin Creek will be an important milestone for the project and for NovaGold. Donlin Creek is one of the largest known undeveloped gold deposits in the world and once in production will be one of just a handful of projects producing more than a million ounces of gold a year. We are working closely with Barrick to advance this world-class property to production, bringing significant value to all stakeholders for decades.

At Galore Creek we are on track with the pre-feasibility study based on an optimized mine design that is scheduled for completion around the end of Q2-2011. Leading up to this date, NovaGold and Teck are actively engaged with GCMC and its consultants to finalize the project parameters and technical report. Completion of the pre-feasibility study will enable the respective partner Boards to consider next steps for advancing the project, which may include feasibility, permitting and early site works.

During 2011 we acquired Copper Canyon Resources, whose main asset is the Copper Canyon copper-gold resource adjacent to our Galore Creek project. NovaGold owned 60% of the Copper Canyon property in a 60/40 joint venture with Copper Canyon Resources. Since the Copper Canyon property is within the area of interest of the Galore Creek Partnership Agreement with Teck Resources, it will be offered to the Partnership to be consolidated into the Galore Creek Mining Corporation property package, further consolidating our ownership in the Galore Creek area, simplifying infrastructure development and offering additional exploration upside.

Another positive development for Galore Creek is the provincial and federal decision to build a high-capacity 287kV transmission line in northwestern British Columbia. This new powerline will provide a reliable supply of clean power to a number of industrial and resource projects in the area, including Galore Creek. The project received Provincial environmental approval in February and Federal approval in early May. BC Hydro recently announced that contractor selection is underway, with construction targeted for spring 2011 with completion by the end of 2013.

At Ambler we continued our discussions with the State regarding a much-needed transportation route to gain access to Ambler and other resource projects. We also negotiated a letter of intent with NANA Regional Corporation for collaborative exploration and development of the Arctic deposit and the Ambler region. A preliminary economic assessment released in April 2011 showed robust economics to develop this high-grade copper-zinc-lead-gold-silver deposit. We are planning 10,000 meters of exploration at Ambler in 2011 and will evaluate our options to increase the market's recognition and valuation for this very promising project.

We made a decision during 2010 to realize value from our non-core assets so the Company can focus its time and resources on our core properties, and in March 2011 announced the sale of 11,500 acres of alluvial gold claims, a transaction that will ultimately bring US$21 million to our treasury. At the same time, our exploration team is focused on identifying high-quality, early-stage opportunities that we can explore and advance for the benefit of NovaGold shareholders. We have set a goal to advance one early-stage property into active exploration during 2011, with the long-term objective of building a pipeline of world-class projects through focused exploration campaigns.

LOOKING AHEAD

We are looking well beyond 2011 to ensure we lay the groundwork today to achieve our production objective. Although we cannot predict gold prices, we do see increased demand for gold throughout the world. Central Banks are now net buyers of gold, the ETFs are an easy way for individual and institutional investors to hold gold, and owning physical gold continues to be a central theme. Copper tells much the same story, with increasing demand from both developed and emerging markets combined with constrained supply.

Senior producers must grow or at the very least sustain their metal production in a global environment of ever-increasing scarcity and challenging politics. NovaGold has two of the world's largest known undeveloped gold and copper-gold deposits in its portfolio, located in politically stable North America and being developed in partnership with two well-recognized and respected senior mining companies. These facts put NovaGold in a strong position to achieve our ONE GOAL objective.

Our goal is to become a low-cost, million-ounce-a-year gold producer. Donlin Creek and Galore Creek are big projects, and it will take us many years to reach this goal. But every development milestone we achieve at these projects reduces risk and adds shareholder value, with two major milestones coming in 2011.

I would like to thank all of our shareholders for their continued support. Our employees, management team and Board of Directors are committed to NovaGold and our shareholders. Their dedication, hard work and expertise have led to NovaGold's success and will continue to pave the path toward production.



Rick Van Nieuwenhuyse
President & CEO

2010 ACHIEVEMENTS



2011 GOALS

• 117% share price appreciation, outperforming gold price, indices and peers	**SHARE PRICE PERFORMANCE**	• Outperform mining indices
• US$175M financing brought financial stability	**BALANCE SHEET**	• Maintain strong balance sheet to ensure stability and flexibility
• Enhanced accessibility with new website, social media presence, community meetings and newsletters	**COMMUNICATION**	• Increase NovaGold engagement with project sites and community members • Identify opportunities to increase media outreach
• Introduced first corporate sustainability report • Established employee-based Gold4Green sustainability program to encourage innovation and sustainable choices at home and at work • Introduced zero-waste program in corporate office	**SUSTAINABILITY**	• Extend Gold4Green program to project sites • Continue to improve data collection process and reporting metrics • Expand human rights policy to prepare for growth • Develop formal sustainability framework for exploration properties
• Completed natural gas optimization studies • Initiated feasibility revision, initiated environmental studies along pipeline route • Renegotiated Calista lease to accommodate planned project development	**DONLIN CREEK**	• Complete feasibility revision incorporating natural gas pipeline in H2-2011 • Prepare to file permit applications • Enhanced engagement program to communicate development plans and foster constructive dialogue
• Completed engineering and technical studies for pre-feasibility study based on optimized mine design • Met all environmental obligations and maintained existing infrastructure and access road • Launched takeover of Copper Canyon Resources	**GALORE CREEK**	✓ Complete Copper Canyon acquisition • Consolidate Copper Canyon assets into NovaGold • Complete pre-feasibility study at end of Q2-2011 • Additional environmental and engineering work to advance project
• Negotiated Letter of Intent with NANA Regional Corporation for collaborative exploration and development of district • Engagement with State of Alaska, Alaska Native corporations and local communities to identify sustainable infrastructure and access plan	**AMBLER**	✓ Complete preliminary economic assessment • Finalize agreements with NANA Regional Corporation • Initiate engineering and environmental studies to advance the project • 10,000 meters of district exploration
• Established strategy to realize value from non-core assets • Met all environmental obligations at Rock Creek	**ROCK CREEK**	✓ Sell alluvial claims surrounding Nome • Find buyer for Rock Creek project or implement closure plan

✓ = Goal achieved as of May 2011

117%
SHARE PRICE APPRECIATION
OUTPERFORMED OUR PEERS

ZERO WASTE TO LANDFILL
AT CORPORATE OFFICE

0 LOSS-TIME INCIDENTS
AT ALL PROPERTIES

82%
OF ELIGIBLE EMPLOYEES
PARTICIPATE IN THE EMPLOYEE SHARE PURCHASE PLAN

68%
OF CORPORATE EMPLOYEES
COMMITTED TO MAKE A SUSTAINABILITY CHANGE IN 2011 THROUGH THE GOLD4GREEN PROGRAM

TOTAL ASSETS
C$ IN MILLIONS



	2006	2007	2008	2009	2010
	565.4	895.7	777.2	781.2	801.7

75%
OF PROJECTS HAVE FORMAL AGREEMENTS WITH ABORIGINAL COMMUNITIES IN PLACE
4 PROJECTS WITHIN ALASKA NATIVE OR FIRST NATION TERRITORIES

NEGOTIATIONS CURRENTLY UNDERWAY WITH NANA REGIONAL CORPORATION FOR THE AMBLER PROJECT

100%
OF CORPORATE AND
PROJECT GOALS ACHIEVED

67%
**USE OF FITNESS
& SAFETY SUBSIDY**
BY CORPORATE EMPLOYEES
AVERAGE REIMBURSEMENT OF $195

ALL PROJECT SITES HAVE
FITNESS PROGRAMS,
INCLUDING PAID FITNESS
MEMBERSHIPS OR ON-SITE
FITNESS FACILITIES

C$1Million
COMMUNITY INVESTMENT
COMBINED TOTAL OF ALL CASH DONATIONS,
SPONSORSHIPS, SCHOLARSHIPS AND IN-KIND
DONATIONS BY CORPORATE AND ALL PROJECTS

BASIC & DILUTED LOSS PER COMMON SHARE
C$ PER SHARE



Year	Value
2006	0.33
2007	1.10
2008	1.84
2009	0.42
2010	0.95

DIVERSITY OF NOVAGOLD
MANAGEMENT

40% WOMEN
60% MEN

US$175M
STRATEGIC FINANCINGS
WITH RENOWNED INSTITUTIONAL
INVESTORS TAKING A SUBSTANTIAL
POSITION IN THE COMPANY



The Foundation,
the Framework

Becoming a low-cost, million-ounce-a-year gold producer

Corporate responsibility forms the bedrock on which NovaGold is growing its business. We conduct business with integrity, openness and transparency while showing respect for the rights of individuals and the traditional cultures of the communities in which we work.

Since 1998, NovaGold has assembled a portfolio of world-class projects, with 50% interests in two of the world's largest known undeveloped gold and copper-gold projects — Donlin Creek and Galore Creek — 100% of the high-grade Ambler copper-zinc-lead-gold-silver deposit and other exploration-stage properties. NovaGold conducts its operations through subsidiaries, partnerships, limited liability companies and joint ventures. We choose to operate in regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost, million-ounce-a-year gold producer.

BUSINESS MODEL

Our strategies align financial, social and environmental performance and are grounded in a business model that focuses on five main steps:

1. Identifying high-quality assets and making strategic, timely acquisitions;

2. Developing local partnerships through engagement, open and honest communication, and participation;

3. Using exploration expertise to expand existing deposits and establish the potential for an economically viable project;

4. Advancing projects to a feasibility level to bring reserves to the Company and value to shareholders; and

5. Creating strong partnerships with well-respected senior producers to advance the projects to production.

NovaGold's core competencies of exploration expertise and community engagement have built the framework for NovaGold to advance from an exploration company to a gold producer.

HIGH-QUALITY ASSETS

NovaGold's Donlin Creek and Galore Creek deposits are truly world-class projects. On a global basis, approximately 75% of gold deposits have less than 1 million ounces of gold resource. Only 3% of gold deposits contain more than 10 million ounces, with only 1% passing the 20-million-ounce threshold.

With 42 million ounces of gold resources in all categories, Donlin Creek is in the top 1% of known global gold deposits in terms of contained metal. While Galore Creek is a copper-dominant deposit, with more than 10 million ounces of gold resources Galore Creek is also in the top 3% of known global gold deposits.

GLOBAL GOLD DEPOSITS
IN-SITU RESOURCES



1% >20 Mozs (Donlin Creek)

2% 10–20 Mozs (Galore Creek)

22% 1–10 Mozs

75% <1 Mozs

PARTNERSHIPS WITH SENIOR PRODUCERS

As a development-stage mining company, NovaGold recognizes the need for partnerships and collaboration to achieve our goal of becoming a low-cost, million-ounce-a-year gold producer.

By leveraging the construction and operating expertise of Barrick at Donlin Creek and Teck at Galore Creek, NovaGold has reduced development risk at its core projects and has the capacity to ensure the projects are developed and operated to the highest standards.

These are true 50/50 partnerships, with each company bringing its strengths and expertise to the technical and planning committees. We also share like-minded values with an emphasis on strong sustainability and community engagement principles.

PROJECTS ADVANCING TOWARD PERMITTING

At our 50%-owned Donlin Creek gold project in Alaska, the 2009 feasibility study is being revised to incorporate a natural gas pipeline, bringing a new fuel source for power generation at site that may further enhance profitability. The revised feasibility study will be complete in the second half of 2011, providing updated capital and operating cost estimates and new cash flow projections using updated long-term gold prices. Once the feasibility revision has been finalized, Donlin Creek will be in a position to file permit applications for the project, which would be a significant milestone on the path toward construction and production.

A pre-feasibility study is underway for our 50%-owned Galore Creek copper-gold-silver project located in British Columbia, with completion targeted for the end of Q2-2011. The optimized project design has a 95,000-tonnes-per-day capacity and has relocated the project facilities to allow for less-risky construction and future expansion. The pre-feasibility study will provide new capital and operating cost estimates and life-of-mine production profiles for copper, gold and silver. The report will also outline permitting, construction and production timelines, and will allow the Boards of NovaGold and Teck to decide next steps for advancing the project, which may include feasibility, permitting and early site works.

At our advanced-exploration-stage Ambler copper-zinc-lead-gold-silver project located in Alaska, we completed a preliminary economic assessment in April 2011 demonstrating the robust economics of advancing this high-grade project. In 2011 we have planned 10,000 meters of exploration at the property and will initiate the environmental and engineering studies required to advance the project. With an indicated resource averaging 4% copper and 6% zinc, we believe the Arctic deposit at Ambler is among the top 10 percent of known VMS deposits in the world in a large district with significant exploration upside. In today's strong base metals market, we are considering options to increase the market's recognition and valuation for this very promising copper-zinc project.

LOCAL PARTNERSHIPS AND COMMUNITY COLLABORATION

Responsible mining and community collaboration continue to be a trademark of NovaGold's business strategy at all of its projects. NovaGold published its first sustainability report in May 2010 with the objective of providing an overview of its commitment and approach to sustainability and its goals for future years. The reporting process demonstrates the Company's commitment to responsible mining and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mining. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaska Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects.

EXISTING DEPOSIT EXPANSION

NovaGold's exploration team has consistently expanded the Company's resource base, tripling the size of both Donlin Creek and Galore Creek with focused exploration campaigns. Our discovery costs are among the lowest in the industry, at $6.31/oz for gold-equivalent resources and $0.02/lb for copper-equivalent resources.

The existing resource base at Donlin Creek is contained within just 2 miles (3 kilometers) of a 5-mile (8-kilometer) district, offering significant potential to expand both the resource base and the mine life with future exploration. Numerous deposits have been identified at Galore Creek, again offering the opportunity for resource expansion and an extended mine life. NovaGold's Ambler district hosts a number of identified deposits, and the Company has planned for 10,000 meters of exploration at Ambler in 2011.

While the near-term focus at Donlin Creek and Galore Creek is to advance the projects toward production, NovaGold will continue to leverage its exploration expertise to expand the resource base at Ambler and seek to add ounces of gold and pounds of copper at each of its projects.



EXPLORATION EXPERTISE – ADDING VALUE

Millions of gold-equivalent ozs — Billions of lbs of copper

Inferred gold-equivalent resources (gold + silver)
Measured & Indicated gold-equivalent resources (gold + silver)
Proven and Probable gold reserves
Inferred copper resources
Measured & Indicated copper resources

Doing what's right

Sustainable development has been part of NovaGold's business strategy since the Company was formed in 1998. Responsible mining, protection of human life, health and the environment, and adding value to the communities in which it operates are critical to NovaGold's success.

The mining industry produces the metals and minerals that are essential to economic prosperity and a better quality of life. While currency and jewelry often come first to mind when thinking of precious metals, in reality gold and silver have numerous applications in everyday life and there are almost no substitutes for copper. In fact, nearly everything we depend on is either made from metals and minerals or relies on metals and minerals for its production. Consider medical, dental and scientific equipment, cables and wires, photography, water distillation, electronic devices, batteries and even your cutlery. Scientists estimate that every North American will use 3.3 million pounds of minerals, metals and fuels in his or her lifetime.

Mining is an extractive industry, and the act of developing these vital natural resources, like the creation of any product, will have both positive and negative impacts on the environment and the people that live in surrounding communities.

NovaGold accepts the responsibility of mitigating the adverse impacts that our projects may have. We believe that mines can be developed in ways that minimize environmental impacts while benefiting shareholders and local communities. The positive economic impacts from mining operations can be significant, with training and employment opportunities offered, numerous support businesses created, goods and services purchased, and taxes, royalties and fees paid to local, state/provincial and federal governments.

NovaGold's approach to business calls for us to do the right things by doing things right, a responsibility that is one of the foundations of the organization.

We established our environmental, sustainability, and health and safety policies in 2003 and have consistently demonstrated our commitment to sustainability initiatives and corporate social responsibility. We support the UN Global Compact and the sustainability principles of the International Council on Mining & Metals. In 2010, NovaGold joined the Mining Association of Canada and supports the guiding principles of Towards Sustainable Mining, although reporting on these principles is not required until a mine is in operations.

NovaGold's Board of Directors, through the Environment, Health, Safety & Sustainability and Technical Committee (EHSS&T), oversees safety and environmental performance at the sites and sets the Company's sustainability objectives. The Board has appointed experienced mining directors for oversight through the EHSS&T.



BRIDGE CROSSING BUILT FOR THE GALORE CREEK PROJECT

Formal sustainability reporting was initiated in 2010 to summarize the Company's values, business practices and sustainability performance.

Our commitment to sustainable development this early in the game gives us an advantage as we develop our projects. Adopting an approach to business that merges financial, social and environmental responsibilities from the beginning leads to improved efficiencies, new opportunities and better performance than can be achieved when trying to retrofit these elements when a project is in operations. For example, the Donlin Creek project is expected to meet anticipated emission controls and standards since it is designed with industry-leading pollution control technologies already in place.

Despite our commitment to meet or exceed environmental regulations at all of our projects, we had water management problems at our Rock Creek project. We worked hard to resolve these issues, however, and made great progress during 2010. See the Rock Creek Business Highlight on pages 40–43 to explore the solutions and results. We are proud of the improvements at Rock Creek, and these lessons learned will help us better plan and prepare at our other projects.

REDUCING PROJECT DEVELOPMENT RISK

NovaGold uses a risk review process to ensure we are aware of and planning for the potential risks that face the Company, both corporately and at the project sites. We hold an annual corporate strategy session that includes an assessment of upcoming risks and opportunities and strategic development of corporate goals and department goals. We review our strategy and process throughout the year with monthly manager's meetings.

One of the risks identified at the 2010 strategy session was some expertise gaps in our senior team, and we have made five appointments to key positions as a result: Chief Operating Officer, Chief Financial Officer, VP Environment, Health, Safety & Sustainability, VP Business Development & Treasurer and Director Mining.

As we advance our Donlin Creek, Galore Creek and Ambler projects, we will continue to leverage the expertise of top-notch consultants and our strategic partners to augment the strength of our in-house team. NovaGold brings its exploration and community expertise to the projects and Barrick and Teck bring the construction and operations expertise required to ensure these projects are designed and operated to the highest standards. That all of these projects are in North America reduces political risk. Alaska and British Columbia have a long history of mining, and both the governments and local communities are supportive of resource development, recognizing that responsible mining can bring long-term benefits to the region and local communities.

The commitment of both NovaGold and our partners to responsible mining and sustainable development reduces risk at the projects. Early engagement and collaboration adds value to NovaGold's projects by fostering community acceptance, decreasing the potential for permitting delays, opposition and litigation, and increasing the probability that projects can be successfully and profitably developed. In addition, our commitment to responsible mining fosters a positive reputation that builds trust, acceptance and support, which reduces project risk, generates business opportunities and creates wealth for shareholders, the Company and local communities.

APPLYING THE PRECAUTIONARY PRINCIPLE

The precautionary principle is an approach to risk management that has been developed in circumstances of scientific uncertainty, reflecting the need to take prudent action in the face of potentially material risk without having to await the completion of further scientific research.

The most broadly accepted definition of the Precautionary Principle is Principle #15 of the June 1992 Declaration of the Rio Conference on Environment and Development, which reads: "In order to protect the environment, the precautionary approach shall be widely applied by States according to their capabilities. Where there are threats of serious or irreversible damage, lack of full scientific certainty shall not be used as a reason for postponing cost-effective measures to prevent environmental degradation."

NovaGold applies the precautionary principle with common sense. In practical terms, when there are clearly important ecological values at stake, and informed judgment suggests that a given action may cause lasting harm to those values, the appropriate decision is the one that creates the least risk until further research or analysis can provide a clearer picture. Although we can never know exactly what might happen if we make a decision, we must still make decisions. We must continue to advance our projects to uphold our commitment of creating value for shareholders and our community partners.

The precautionary principle tells us to avoid the lasting damage that can result from acting out of ignorance. By diligently examining every aspect of the project from the outset and carefully planning every step of development, we can find financially acceptable alternatives to avoid significant risk.





GIL LEATHLEY
SENIOR VICE PRESIDENT,
CHIEF OPERATING OFFICER

How does NovaGold manage the planning and design of these large, complex projects?

We have some great technical expertise in-house, but planning for the construction and operation of these projects requires a team of experts. We use the best engineering and environmental consultants, and of course we draw on the expertise of Barrick and Teck as well. Our partners offer an incredible amount of engineering, construction and operating experience which is of great value. We've formed technical and management committees at both projects, with representatives from both partner companies and also from consulting firms. We meet and communicate regularly to solve issues as we proceed.

STAKEHOLDER ENGAGEMENT

The cornerstone of NovaGold's business approach is early engagement and practical collaboration with our key stakeholders, whom we have identified as:

- Investors
- Employees
- Local communities
- Our First Nation and Alaska Native partners
- Business partners
- Governments

NovaGold takes a bulls-eye approach to defining our stakeholder engagement plans, starting locally and working our way outwards from each project.

While the size of our organization does at times restrict the depth of our engagement, each of the projects has its own established Stakeholder Engagement program, which combines stakeholder identification and regular communication strategies to provide an ongoing exchange to address key topics and concerns.

At Donlin Creek, for instance, Alaska Native community representatives were invited to tour and then stay at camp, while others travelled to Montana to tour one of Barrick's operating mines, providing an opportunity to engage with other communities that are actively involved at a mining project.

Dialogue with our stakeholders is one of the most important tasks of sustainable development and management. Interaction with these different groups helps us identify important issues and allows us to provide information and discuss our activities.

We believe we can learn from the people most interested in our projects and use their knowledge to improve project development plans.

In 2010, NovaGold relied on a variety of communication avenues to engage with our stakeholders, including one-on-one meetings, community meetings, project newsletters, internal newsletters and listening sessions. Specifics about each of these activities can be found in the different stakeholder responsibility sections; see page 29 for investor engagement, page 31 for employee engagement and page 44 for community engagement.



TAHLTAN DANCERS, NATALIA DENNIS, KIANA BALL AND BRIA MCLEAN

To improve accessibility in 2010, NovaGold launched a social media presence and a new website to strengthen and expedite direct contact. The "Ask the CEO" section on our website, for example, allows site visitors to submit a question that is responded to directly and sometimes posted on our site for sharing with a wider audience. We are also reaching out with our Corporate Blog, Facebook, Twitter, YouTube, SlideShare and RSS feeds to enable stakeholders to connect with us through whatever medium suits them.

NovaGold also expanded its online communication engagement by using a web-based conferencing platform to provide live, interactive presentations to investor groups. This option reduces travel costs and our carbon footprint while enabling us to reach larger audiences at a moment's notice.

Adding value through each stage of development

NovaGold is committed to upholding the highest environmental and social standards while delivering the financial growth its shareholders and partners expect. NovaGold strives to be an industry leader for responsible and innovative resource development, considering the long-term benefits and impacts at each of its projects.

DISCOVERY/EXPLORATION



TYPICAL DURATION
3–5 years

OBJECTIVE
Exploration and analysis to determine quantity and quality of mineral resource

RESPONSIBILITIES
- Initiate public consultation and dialogue
- Ensure adherence to sustainability commitments

CREATING VALUE
Communities
- Establish participation opportunities
- Potential for training and employment, services businesses and joint ventures

Shareholders
- Increase resource base
- Increase leverage to metals markets

FEASIBILITY



TYPICAL DURATION
2–3 years

OBJECTIVE
Engineering and environmental assessment to confirm project design and economic viability

RESPONSIBILITIES
- Expand public consultation and dialogue
- Ensure adherence to sustainability commitments
- Assess social and environmental issues, develop management strategies, incorporate into project design
- Assess local services and potential employees

CREATING VALUE
Communities
- Expand participation opportunities
- Additional potential for training and employment, services businesses and joint ventures

Shareholders
- Reduce development risk
- Increase market awareness and valuation

PERMITTING



TYPICAL DURATION
2–3 years

OBJECTIVE
Design project to meet or exceed environmental requirements, work with local communities to ensure project brings sustainable benefits to all stakeholders

RESPONSIBILITIES
- Extensive public consultation and dialogue
- Ensure adherence to sustainability commitments
- Complete extensive social and environmental assessment, amend project design as required
- Develop local training programs

CREATING VALUE
Communities
- Establish formal participation agreement
- Potential for training and employment, services businesses and joint ventures

Shareholders
- Further reduce development risk
- Increase market awareness and valuation

As NovaGold systematically advances each of its projects toward production, the Company focuses on upholding its sustainability commitments while creating value for its shareholders and community partners. NovaGold has specific responsibilities and commitments at each stage of project development. And each stage of development offers unique opportunities for community engagement and to create value for stakeholders.

CONSTRUCTION



TYPICAL DURATION
2–4 years

OBJECTIVE
Construct access route and mining facilities in accordance with permits

RESPONSIBILITIES
- Continue community consultation and dialogue
- Train employees and contractors
- Maintain safety, health and environmental standards
- Ensure adherence to sustainability commitments

CREATING VALUE
Communities
- Implement participation agreement benefits
- Potential for training and employment, services businesses and joint ventures
- Health and safety commitments flow into local communities

Shareholders
- Market revaluation as project approaches production

OPERATIONS



TYPICAL DURATION
10–20+ years

OBJECTIVE
Operate a profitable mine with excellent safety, health and environmental standards

RESPONSIBILITIES
- Expand support and involvement in local communities
- Maintain safety, health and environmental standards
- Ensure adherence to sustainability commitments

CREATING VALUE
Communities
- Continue participation agreement benefits
- Significant long-term employment, training, services and joint venture opportunities
- Health and safety commitments flow into local communities

Shareholders
- Market revaluation as producer
- Cash flow
- Identify new opportunities to maintain production

CLOSURE



TYPICAL DURATION
5+ years

OBJECTIVE
Close and reclaim mine facilities to comply with permit obligations and maintain environmental integrity

RESPONSIBILITIES
- Community consultation and dialogue
- Assist employees in transition to new opportunities
- Maintain safety, health and environmental standards
- Ensure adherence to sustainability commitments

CREATING VALUE
Communities
- Continue participation agreement benefits
- Potential for training and employment, services businesses and joint ventures
- Transfer skills to new opportunities

Shareholders
- Focus on new opportunities
- Maintain reputation as responsible, respected mining company

Our standards in action

NovaGold acts according to a defined group of principles and policies with the objective of meeting or exceeding regulations and laws.

As our projects progress through the various stages of development toward production, the complexity of our day-to-day business activities increases significantly. Our promise to respond and manage risk in this evolving business environment encouraged NovaGold to make several changes to its Board of Directors and senior management team during 2010.

CHANGES TO THE BOARD OF DIRECTORS

In September, NovaGold appointed Gerry McConnell as Chairman of the Board, and in July appointed two new directors, Igor Levental and Marc Faber. As Chairman, Mr. McConnell strengthens the authority of the Board and improves oversight. Prior to the appointment of Dr. Faber and Mr. Levental, NovaGold's Board assessed the qualifications of each of the Directors, and the two new candidates were chosen to complement the expertise of the existing Directors. The Company aims to have a well-rounded Board that will guide the organization's strategy on financial, environmental and societal topics during the current and future lifecycle of its operations.

Six of the board's eight members are independent.

NovaGold's Directors are:

- Gerald McConnell, QC – *Chairman – Independent*
- Marc Faber – *Independent*
- Tony Giardini, CA, CPA – *Independent*
- Igor Levental – *Independent*
- Kalidas Madhavpeddi – *Independent*
- Clynton Nauman
- James Philip, CA – *Independent*
- Rick Van Nieuwenhuyse – *President & Chief Executive Officer*

Biographies for each Director can be found on the Company's website. Additional information regarding the Directors' areas of expertise and their share ownership in NovaGold can be found in the Company's Management Information Circular, filed in April 2011 on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Board of Directors has four committees:

- The Audit Committee is responsible for financial reporting, oversees the services of NovaGold's independent auditors, PricewaterhouseCoopers, and approves all material financial documents and disclosures.

- The Compensation Committee oversees the appointment, performance evaluation and compensation of NovaGold's senior executives; succession planning relating to senior executive and other key executive positions; compensation structure for executives including annual, mid-term and long-term incentive plans and incentive plans involving share issuances or share awards; determination of Director compensation; and share ownership guidelines for executives and Directors.

- The Environment, Health, Safety & Sustainability and Technical Committee oversees safety and environmental performance at the sites and sets the Company's sustainability objectives.

- The Corporate Governance and Nominations Committee was formed in 2010 to advise and make recommendations to the Board on corporate governance policies and programs and the recruitment and nominations of members to the Board.

ADDITIONS TO MANAGEMENT TEAM

In November, NovaGold appointed Gil Leathley to the position of Senior Vice President and Chief Operating Officer. Gil has been Senior Advisor to the President of NovaGold since 2009. As Senior Vice President and Chief Operating Officer, Gil is responsible for all technical and operating aspects of NovaGold's portfolio of projects, and will work with NovaGold's partners, Barrick and Teck, respectively, to develop Donlin Creek and Galore Creek. With more than 50 years of mining experience, Gil has been involved in all aspects of mine construction and operations as well as the evaluation of exploration properties and potential acquisitions.

In December, NovaGold announced that Ron Rimelman had joined the senior team as Vice President Environment, Health, Safety & Sustainability (EHSS). Ron has worked as a consultant to NovaGold since June 2009. As Vice President EHSS, Ron will provide leadership, strategic direction and technical expertise in the areas of environment, health, safety, sustainability, risk management and security. With nearly 25 years of environmental experience, Ron has managed environmental impact assessments and permitting activities for mines around the world, with a focus in Alaska and other northern climates.

In 2011 we have further expanded our senior team, with the addition of a Vice President Business Development & Treasurer and a Director of Mining. We also appointed Elaine Sanders to the position of Chief Financial Officer. Elaine has been an integral part of NovaGold's finance team since 2003. Under the guidance of our Chief Financial Officer, NovaGold's finance team will be well equipped to transition to IFRS reporting and meet the challenges of increased financial disclosure and new accounting standards.

GOOD CORPORATE GOVERNANCE

NovaGold's officers are experienced and capable individuals with years of industry and related experience, and are supported by a team of experienced senior managers. Biographies for each officer can be found on the Company's website.

NovaGold's officers are:

- Rick Van Nieuwenhuyse – *President, Chief Executive Officer*
- Gil Leathley – *Senior Vice President, Chief Operating Officer*
- Elaine Sanders – *Vice President, Chief Financial Officer*
- Kevin Francis – *Vice President Resources*
- Sacha Iley – *Vice President Human Resources*
- Greg Martin – *Vice President Business Development & Treasurer*
- Joe Piekenbrock – *Vice President Exploration*
- Ron Rimelman – *Vice President Environment, Health, Safety & Sustainability*

NovaGold's CEO and senior officers are bound by the Code of Ethics, which provides policies regarding ethical conduct, conflicts of interest, corporate disclosure, accountability and compliance with all local, state and federal laws. NovaGold's directors, officers and employees

NOVAGOLD MANAGEMENT DIVERSITY



40% Men >50 years old

10% Women >50 years old

30% Women 30—50 years old

20% Men 30—50 years old

are bound by the Code of Business Conduct and Ethics (CBCE). The CBCE provides policies regarding honest and ethical conduct, conflicts of interest, bribery, confidentiality, corporate disclosure, compliance with laws and regulations and how to report CBCE violations.

Decisions regarding NovaGold's business strategy and corporate objectives are made largely during monthly manager's meetings. The monthly meetings allow NovaGold's senior team to discuss progress on objectives, current issues and concerns, and to prioritize new strategies and objectives. We also hold in-depth strategy meetings at least once a year, during which an external consultant guides the senior team through an intensive process of review and goal setting.

Decisions with significant financial or corporate strategy impacts are taken to the Board of Directors for approval.

NovaGold's officers are featured throughout this report, openly addressing some of the challenges facing NovaGold and how we are tackling these issues. Email us at info@novagold.net if you have a question for one of our officers.



Q
+A

ELAINE SANDERS
VICE PRESIDENT,
CHIEF FINANCIAL OFFICER

How is NovaGold preparing for new disclosure requirements, and how will these new standards benefit shareholders?

NovaGold transitions to International Financial Reporting Standards (IFRS) in the first quarter of 2012. We are well advanced with our planning and testing for this transition, having started our work in 2010. In addition, the delayed adoption, due to our November year end, provides an opportunity for us to review how other mining companies have reported under the new accounting standards. IFRS shares many of the same principles as Canadian GAAP so we already have a good understanding of the foundation that forms the new standards. The key shareholder benefit related to the adoption of IFRS is comparability of financial statements across a broader group of companies, which is especially valuable given the global nature of the mining industry.

CORE VALUES

Several years ago, NovaGold developed a set of values that govern how the Company conducts its business on a day-to-day basis. These values are ingrained in NovaGold's policies and business strategy, and are communicated regularly to our employees, shareholders and partners.

NovaGold's core values are:

Safety	For employees, for local communities, for the environment
Sustainability	Environmental, financial, social
Accountability	For our commitment to sustainability and environmental performance, to shareholders, to employees, to the communities in which we work, to the mining industry
Communication	Open communication within the Company, with shareholders, with local communities; open and transparent reporting; transfer of knowledge and expertise
Empowerment	Empowering individuals and communities to be their best; every employee makes a difference, every employee will be heard; local communities have the ability to influence mine planning and operations
Integrity	Guided by our Code of Ethics in every situation, at every level of the Company
Respect	For the environment, for each other, for a work-life balance, for the cultural integrity of communities
Teamwork	Sharing ideas, assets and talents

OUR POLICIES

NovaGold has well-developed policies regarding Personal Rights & Diversity, Health & Safety, Social License & Sustainable Development and Environmental Responsibility that are communicated to all employees and posted on our website. These policies are reviewed annually to confirm that they continue to address the risks and opportunities facing NovaGold and the mining industry and reflect NovaGold's ethics and business standards. In 2011 we will focus on expanding the Personal Rights & Diversity policy to ensure we are well prepared for growth.

These policies are shaped by international codes such as the UN Global Compact and industry organizations such as the International Council on Mining and Metals and the Mining Association of Canada.

Our policies form the foundation upon which decisions are made at each of NovaGold's projects. For example, as part of NovaGold's commitment to Health, Safety and Environmental Responsibility, employees and visitors go through mandatory safety and environmental training before they are allowed to enter the site, and site employees hold safety and environment meetings before work begins. The Vancouver Office Health, Safety and Sustainability Committee hosts quarterly lunch and learns to encourage the application of our core values. In support of our corporate emphasis on safety, Vancouver-based employees recently received a personal emergency supply kit which included a dust mask and light sticks for each workstation.

ETHICS

NovaGold is committed to ethical business practices. We expect our people to work responsibly, ethically and openly with maximum transparency. We do not tolerate any form of bribery, corruption or fraud.

All new and existing employees receive an Employee Handbook that covers a wide range of topics including ethical conduct, human rights and discrimination, bribery, confidentiality and technology usage. Employees must sign the Code of Conduct, Social Media Policy and IT Policy to indicate they have read and fully understand expectations.

NovaGold's Whistleblower Hotline allows employees and contractors to report any suspected misconduct. Details on accessing the hotline are published at least twice yearly in the corporate newsletter and included in the Employee Handbook, which is updated and distributed yearly to all employees and contractors. The hotline is completely confidential and reports go directly to the Audit Committee. The hotline is tested yearly to ensure it is functioning correctly. No reports have been filed since the hotline was established in 2005.

In addition, PricewaterhouseCoopers conducts an annual, random, anonymous survey of employees soliciting feedback on the Company's benefits, work atmosphere and ethical conduct, which is then submitted to the Company.

One of our sustainability and communications objectives for 2011 is to implement our own annual survey of employees, seeking feedback on employee wellbeing and corporate perception so we can better understand the needs and opinions of one of our most important stakeholders: our workforce.

COMPENSATION AND PERFORMANCE

NovaGold has a pay-for-performance philosophy and the compensation programs of the Company are designed to attract and retain executives and employees with the talent and experience necessary for the Company's success. A significant portion of total direct compensation for our senior team is dependent on actual performance measured against short-term and long-term goals of the Company, the group and the individual. Performance reviews are conducted at least three times a year to set objectives and review progress and overall achievement. The employee's direct supervisor assigns an overall performance rating, which is reviewed by the CEO and other members of the executive team. Executive and CEO compensation is reviewed by the Board of Directors.

The Company's core values are also considered when reviewing compensation, and each employee is expected to reflect the Company's values in their daily activities. Employee performance ratings are directly tied to sustainability and safety performance as appropriate, based on the employee's duties. Recognizing that environmental, social and safety performance have a direct influence on the Company's reputation and overall performance, NovaGold's senior management team builds environmental, safety and community engagement goals into their strategic objectives, and executive compensation is directly influenced by sustainability performance.

Additional information regarding NovaGold's compensation policies can be found in the Company's Management Information Circular, which is available to the public on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

PUBLIC POLICY

NovaGold is a member of a number of industry organizations that are involved in responsible mining, industry innovation and collaboration activities. These organizations are:

- Alaska Miners Association
- Council of Alaska Producers
- Resource Development Council for Alaska
- Association for Mineral Exploration British Columbia
- Prospectors and Developers Association of Canada
- Canadian Council for Aboriginal Business
- Mining Association of Canada
- Mining Association of British Columbia

NovaGold does engage a lobbyist to report on political activities and regulatory updates in Alaska, but does not financially support any political party or individual.

NovaGold follows the principles of the Extractive Industries Transparency Initiative (EITI), a global standard for oil, gas and mining companies focused on making taxes and royalties paid by companies to host governments transparent to the public. Our 2010 payments, which are nil, can be found on page 71 of this report.

PUBLIC INFORMATION

NovaGold has a legal obligation and moral responsibility to support the principles of full disclosure, and we take pride in exceeding transparency expectations. Director and Executive compensation information and other details about corporate governance practices are published annually in NovaGold's Management Information Circular.





KEVIN FRANCIS
VICE PRESIDENT RESOURCES

How will changes to National Instrument 43-101 standards affect NovaGold?

As a result of the Bre-X fraud, in 2001 the Canadian Securities Administration introduced NI 43-101 to provide a framework for public disclosure of mining-related technical and scientific information. NI 43-101 defined the terms used to classify mineral resources and reserves, defined proper public disclosure, specified the content and format of the technical report and introduced the concept of the Qualified Person (QP), the person who is professionally and personally responsible to ensure that technical and scientific information is properly collected, interpreted and publicly reported. After 10 years of regulatory experience, changes in industry practice and consultation with industry and the public, updates to NI 43-101 are expected to become effective in 2011. The changes will preserve the core principles of NI 43-101 while fixing a few aspects that didn't work as intended and providing more flexibility to companies and QPs. For NovaGold, the biggest impact should be streamlined disclosure of technical information in our continuous disclosure documents.

Our Responsible Performance



Performing on the capital markets

As a publicly traded company, NovaGold's primary objective is to add shareholder value. While working to advance our projects, we provide timely and accurate disclosure of information and operate in a cost-effective manner that balances environmental and social considerations and corporate governance expectations.

NovaGold's share price significantly outperformed its peers in 2010, with 117% appreciation compared to 53% for its peer group. It also outperformed the indices, compared to 10% for the Dow Jones Index, 13% for the TSX Composite Index and 21% for the NYSE-AMEX Composite Index.

2010 was an exceptional year for commodities. Gold reached all-time highs in 2010, trading through US$1,412 on December 29, 2010, although that number has already increased with gold breaching US$1,500 in May 2011. The average closing price in 2010 was US$1,225 compared to US$972 in 2009, a 26% increase. Copper gained 30% during the year and silver rallied an astounding 78%. While both copper and silver outshone gold during 2010, gold continued its impressive streak of consecutive annual gains. The gold price has recorded an annual gain each year since 2001, rising more than 400% during a 10-year period.

NEW INVESTMENT AND STRONG FINANCIAL POSITION

NovaGold completed a non-brokered placement in 2010, bringing two strategic investors to the Company. Having internationally recognized investors taking a stake in the Company underscored the underlying value and potential of our properties.

With the US$175 million raised in these financings, NovaGold fulfilled its near-term financing needs and is well positioned to advance its projects. Going forward we will continue to balance cost and risk to ensure we are funded to finance development activities and will work with our partners, financial institutions and strategic investors to ensure we are well prepared to advance our projects.



SHARE PRICE PERFORMANCE

4 JANUARY 2010 – 31 DECEMBER 2010

- NovaGold
- Gold
- Gold Miners
- TSX Composite
- NYSE-AMEX

10 –YEAR GOLD PERFORMANCE

US$ PER OUNCE



WORKING CAPITAL

C$ IN MILLIONS



FISCAL MANAGEMENT CONTROLS STRENGTHENED

History has taught us some valuable lessons. Unprecedented market volatility and uncertainty in previous years encouraged NovaGold's management team to fully assess the Company's operations and strategy. With 2009 identified as a year of reflection, review and refocus, 2010 was the year of planning and redesign, and we will see the results of those efforts in 2011.

To enhance fiscal responsibility and ensure we are managing our resources efficiently, NovaGold established additional control procedures across the organization in 2010. For example, a purchase order requirement was instigated for all purchases over $5,000. This also prompted greater procurement controls, including pricing comparisons. All site-based vendors who provide more than $50,000 worth of materials or services are now required to sign a Master Services Agreement (MSA), which is essentially an umbrella contract with major vendors that sets the terms and conditions of the business arrangement. Six MSAs were negotiated in 2010.

Internal financial reporting was also improved, with monthly reports to reconcile expenditures and budgets by department. Variances are summarized and reviewed monthly, and department and corporate forecasts are reviewed quarterly by department heads and the senior management team. Providing management and the Board with more detailed information ensures greater fiscal accountability as well as the ability to anticipate and plan for variances as the year unfolds.

EMPLOYEES BECOMING SHAREHOLDERS

NovaGold's employee share purchase plan encourages employee ownership of the Company by providing incentives for employees to acquire shares of NovaGold. The plan allows all non-fixed-term salaried employees the ability to purchase NovaGold shares through payroll deductions. Employees can contribute up to 5% of their base salary and NovaGold will match 50% of the employee's contribution. In 2010, 38 employees were eligible, with 82% participating.

To align the interests of NovaGold's executives and directors with those of its shareholders, NovaGold also implemented share ownership guidelines for its executives and directors in April 2009. Under the guidelines, officers and directors are required to hold a pre-determined value of shares, based on their position. For example, the President & CEO has a share ownership requirement equal to the value of three times annual base salary. Full details of the values held can be found in the Management Information Circular.

SHARE CAPITALIZATION AT DECEMBER 31, 2010

		AVERAGE PRICE
Shares issued and outstanding	232,186,447	
Warrants outstanding	43,346,186	C$1.50
Options outstanding	11,988,616	C$6.77
Fully diluted total	287,521,249	

	NG: NYSE-AMEX	NG: TSX
Year high	US$16.19	C$16.30
Year low	US$5.26	C$5.60
Year average	US$8.45	C$8.68
Year-end price	US$14.27	C$14.21
Average daily trading volume	3.36 Million	0.52 Million
Year-end market cap	US$4.10 Billion	C$4.09 Billion



ANALYST TOUR AT THE GALORE CREEK PROJECT IN 2010

ANALYST REPORTS

Five financial analysts now research and report on NovaGold, providing third-party analysis of NovaGold's projects and performance compared to its peers. Royal Bank of Canada, Dahlman Rose and Wellington West have tracked NovaGold's progress for many years. J.P.Morgan initiated coverage in December 2010, and McNicoll, Lewis & Vlak initiated coverage in January 2011.

ALWAYS WITHIN REACH

One of NovaGold's core values is communication. We are committed to open and honest communication within the Company, with shareholders and with local communities. We support this value through continuous and open communication with all capital market participants. To keep institutional investors informed, we arranged numerous one-on-one meetings throughout Canada, the United States, Europe and Asia in 2010. We also hosted broker and investor luncheons in many investor centers to provide an update on NovaGold's business plan and project development activities and to give investors the opportunity to meet management and ask questions in person.

During 2010, NovaGold's CEO and Investor Relations team:

- Participated in 271 one-on-one institutional investor meetings
- Participated in 27 investor conferences (of which 6 were online conferences)
- Hosted 26 broker and investor presentations
- Visited more than 26 investor centers throughout Canada, the United States, Europe and Asia
- Held one analyst site tour at its two core properties

NovaGold's CEO spent the equivalent of 54 business days on the road for investor-related activities, either updating current investors or targeting new investors. NovaGold's Director Communications and Investor Relations was also on the road for the equivalent of 38 business days. We aim to visit primary investment centers at least once per year, often twice.

In July, NovaGold took analysts from its top three shareholders on a two-day site tour of Galore Creek and Donlin Creek. The visitors went through a full safety induction, underscoring the commitment to health and safety at site, and the pride that the site teams take in their work was obvious throughout the tour.

NovaGold worked hard in 2010 to increase market visibility, which enhances liquidity, and also to increase accessibility for the investment community. That effort culminated with a number of new initiatives at the end of 2010, including a redesigned website and the launch of our social media presence.





Q+A

JOE PIEKENBROCK
VICE PRESIDENT EXPLORATION

How does your team balance the costs/benefits of exploration versus M&A to grow the Company?

NovaGold has added tremendous value through its exploration efforts, and the exploration team remains focused on identifying and acquiring opportunities that demonstrate scale and quality. However, as evidenced by the Copper Canyon acquisition, we will also look at acquisitions where we identify value that supports our core projects. In the mining business, exploration to acquisitions is a continuum from grassroots properties to mines in production, and many producing properties also offer exploration upside. As a company our objective is to add shareholder value across this continuum, and the exploration team is committed to supporting these efforts.

Our website was redesigned to provide visitors with easy access to the most current and relevant information about our projects, our industry and the global dynamics that influence our Company. New content includes Ask the CEO, Industry Insight and Opinion and NovaGold in the News, where we are non-discriminatory in publishing the latest content others have written about our Company.

Adding NovaGold's voice to social media channels significantly increased our reach. We found that Twitter is predominantly an investor forum while Facebook is more community based, and we will continue to reach out to stakeholders as we expand our social media presence in 2011.

It is our goal to raise the standard in our industry for transparency and accessibility. We respond quickly and completely to all communications, regardless of the circumstances. For example, through its partnership at Donlin Creek, NovaGold was proud to sponsor the 2011 Iditarod in support of a long-standing Alaskan tradition. Iditarod protestors organized formal email campaigns to express their concerns. NovaGold responded to every email, reiterating our commitment to supporting traditional lifestyles and the cultures and values of our local communities, and was publicly recognized as the only Iditarod sponsor that replied to the protestors.

PROTECTING THE PRIVACY OF OTHERS

NovaGold has an obligation to ensure shareholders are equally and adequately informed of any material issues in a timely manner. We also have a policy to respond to all emails and phone calls within 24 hours. If you supply us with your email or postal address, you will receive periodic communications from us with information about news items or upcoming events. All communications provide an unsubscribe feature where a recipient can automatically be removed from the distribution list.

NovaGold understands the importance of the privacy of our investors and the sensitivity of their personal information. We do not share their contact information with anyone. Nor do we purchase contact information from others. We have appropriate security measures in place in our physical facilities to protect against the loss, misuse or alteration of information that we have collected from you.

SUSTAINABILITY TRACTION

As a result of its track record for community engagement, and with the publication of its first sustainability report in 2010, NovaGold is starting to gain the attention of the socially responsible investment community and other research and rating organizations. Despite our newness to reporting, we have been invited to present at mining conferences about sustainability and community relations and our report has been recommended as an example among our peers that are starting the process.

Our first sustainability report was reviewed by Jantzi Sustainalytics, a leading global provider of environmental, social and governance research and analysis. While the ranking is confidential, resulting recommendations will help shape our future goals. Also, one of our top 30 investors recently asked us to participate in the Carbon Disclosure Project, an initiative that is important to them and therefore relevant to us. It is exactly this kind of feedback and interaction that we hope to foster through our enhanced communication efforts.




GREG MARTIN
*VICE PRESIDENT BUSINESS
DEVELOPMENT & TREASURER*

How is NovaGold preparing to finance its share of construction expenses?

Financing plans are an important component of the overall development strategy to advance these projects to production. We're still completing the technical evaluation to define the capital requirements and operating parameters of each project, so planning for financing won't ramp up until those studies are complete. Fortunately, the options available to finance quality projects are broader and more accessible than ever before. Traditional project finance, debt and equity markets have been complemented by financing provided through off-take arrangements, metal streaming, royalties and strategic partners. We will work cooperatively with Barrick and Teck, respectively, to develop multi-faceted funding strategies for each project that appropriately balance risk with the significant rewards that will come as the projects are constructed.

Our people are our greatest asset

NovaGold recruits and retains its experienced team by offering a competitive compensation and benefits package and a dynamic office environment, with a focus on personal development and work-life balance. We want employees who are committed to our success, just as we are committed to theirs.

Every successful company has dedicated, performance-driven employees, and NovaGold is equally fortunate. We have an exceptional team of experienced, loyal and hard-working professionals who dedicate themselves to ensuring the Company uses strategy, innovation, leadership, common sense and responsibility to achieve our goal of becoming a low-cost, million-ounce-a-year gold producer.

NovaGold is committed to recruiting and retaining the best talent, which requires the Company to be fair with compensation, progressive in training and development, stringent about enforcing corporate policies, liberal in work-life balance, supportive of family dynamics and striving for excellence in employee wellbeing.

A LOOK AT OUR EMPLOYEES

NovaGold has a multifaceted employee structure that reflects the diversity of its projects and its commitment to hiring locally.

NUMBER OF NOVAGOLD EMPLOYEES



33	Corporate
15*	Ambler
3	Seconded to Donlin Creek
52*	Rock Creek
103	Total

Indicates number of people on NovaGold payroll in 2010, not full-time-equivalent positions

NovaGold relies on permanent and part-time employees, contractors, shareholder hires and a seasonal workforce at its project sites, with field camp activities usually taking place between May and September. Turnover was low in 2010, reflecting the commitment at all sites to hiring the best talent available and then providing an employment atmosphere and benefits package that encourages employees to stay. Both Donlin Creek and Galore Creek are managed by separate operating companies, which are staffed by a combination of project hires and seconded employees from the parent companies.

The decision in the third quarter of 2010 to not restart commissioning at Rock Creek created an atmosphere of uncertainty at the project. To provide some stability for both employees and the project during this transition period, NovaGold offered Rock Creek employees a retention



GALORE CREEK GEOLOGIST JANINA MICKO SUCCESSFULLY DEFENDED HER PH.D. IN GEOLOGY ON THE SUBJECT OF THE CENTRAL ZONE, ALKALIC CU-AU PORPHYRY DISTRICT

agreement that included financial benefits for those committed to continuing with the project until a final decision on the status of Rock Creek can be determined.

HEALTH AND SAFETY COMES FIRST

The health and safety of NovaGold's employees, contractors and the communities in which we work is of paramount importance. NovaGold is committed to providing a safe working environment to ensure that every employee returns safe at the end of each workday. This approach is achieved by combining safety performance accountability with training and ongoing support. All safety equipment is provided for the entire workforce, including contractors and visitors, and employees' actions are guided by an all-encompassing safety policy. It is further complemented by ensuring a risk analysis is completed prior to all project-based actions. We also try to influence the health and safety of our employees' families, and have found that the training offered at our offices and projects translates into safer lifestyles offsite as well.

In 2010, there were no fatalities or loss-time incidents at any of the project sites. The Donlin Creek site recorded 1.3 million man hours with no loss-time incidents and received the Barrick Merit of Safety Award. This award of distinction recognizes 360 days of zero loss-time incidents, and 2010 is the fifth consecutive year Donlin Creek has received the honor. The Galore Creek site logged 965 days with no loss-time incidents.

Rock Creek recorded 850 days with no loss-time incident. NovaGold also implemented an aggressive program to strengthen the health and safety programs at Rock Creek, using both in-house staff and safety consultants. Previously, NovaGold had received notices of violation from MSHA (Mine Safety & Health Administration), primarily related to personal and equipment safety, housekeeping issues and improper sample storage. The Rock Creek team has taken the necessary steps to rectify all of the issues and were not cited for any violations during MSHA's last inspection that posed a danger to our employees.

At each location, including the Vancouver Corporate office, there are programs and specific measures in place to avoid injuries. Tailored to the unique conditions and current activities at each site, the frequency of safety discussions can vary from daily to weekly. Recognizing that all employees have the potential to protect the safety of another, all employees at site participate in these meetings. Project sites also have well-established emergency response plans and conduct annual emergency drills to ensure they are well prepared to handle a medical or environmental emergency.

The Vancouver Office Health, Safety and Sustainability Committee (VOHSSC) meets monthly to plan a wide range of initiatives, including quarterly lunch-and-learn presentations. In 2010, this employee-run seven-member committee provided the following in-house training sessions:

- Emergency preparedness
- First aid and CPR training
- Office ergonomics
- Stress resilience

These sessions are typically held during the same week as the monthly managers' meeting to encourage strong attendance and accessibility to the geographically dispersed group. The VOHSSC also conducted an office safety inspection and resolved all safety issues, which were primarily related to the location of bookshelves in individuals' offices.

New for 2010, the VOHSSC offered a $200 health and safety subsidy to encourage employees to personally invest in fitness activities and equipment or safety equipment. The program was used by 67% of Corporate employees in 2010 with an average reimbursement of $195. Purchases ranged from fitness memberships and classes to first aid kits and home workout equipment. A similar initiative is in place at project sites, where employees and contractors are provided with a safety allowance and are given access to fitness equipment through a corporate membership at a local gym to promote personal fitness.

HOURLY WAGE COMPARISON
LEGISLATED MINIMUM WAGE VS ENTRY-LEVEL STARTING WAGE



WAGES AND BENEFITS

Competition for the best-qualified employees and managers has always been intense in the mining industry. NovaGold addresses this trend by offering competitive compensation and benefits.

NovaGold has a Performance Management system in place that affects employee compensation, with strong performance directly influencing overall compensation. Performance reviews are conducted at least three times a year to set objectives and review progress and overall achievement, with all permanent employees participating in the review process. The employee's direct supervisor assigns an overall performance rating, which is reviewed by the CEO and other management team members to ensure fairness throughout the Company. NovaGold pays higher than legislated minimum wage rates for its entry-level positions at Corporate and all of its project sites.

NovaGold had a very successful year in 2010 and based on this performance, the Compensation Committee approved base salary increases and an annual incentive pay bonus based on target amounts and performance.

All NovaGold permanent employees are provided with a comprehensive benefits package to ensure their medical, dental, disability and life insurance needs are adequately covered (benefits packages are different at Donlin Creek and Galore Creek). Benefits are 100% funded by the Company and include no deductibles for basic medical and dental care. Unlike industry norms, benefit coverage starts on the first day the employee works with NovaGold.

The Company's contribution-matching retirement and share purchase plans, option grants and performance share unit grants also provide some long-term financial stability for eligible employees and their families. At December 31, 2010, 72% of eligible employees were participating in the RRSP/IRA savings plan and 82% were participating in the stock purchase plan.

Key components of NovaGold's employee benefits packages are shown below. Contractors are not eligible for benefits.

Canadian employees:

- Basic medical benefits
- Extended medical benefits, including dental and vision care
- Life insurance
- Short and long-term disability insurance
- RRSP plan
- Share purchase plan (salaried employees only)
- Critical illness

U.S. employees:

- Basic medical benefits
- Extended medical benefits, including dental and vision care
- Life insurance
- Short and long-term disability insurance
- IRA plan
- Share purchase plan (salaried employees only)

None of NovaGold's projects are governed by a union body and there have never been any lockouts or strikes. However, we do support the rights of our employees to freedom of association and collective bargaining.

ABORIGINAL EMPLOYEE HIRE PERCENTAGES AT PROJECT SITES

	TOTAL EMPLOYEES	ABORIGINAL	PERCENTAGE
Donlin Creek	24	3	13%
Galore Creek	17	8	47%
Rock Creek	52	20	38%
Ambler	15	11	73%
TOTAL	91	34	37%

Note: This includes only direct hires and seconded employees and does not include members of the workforce who are contract employees.

COMMITTED TO OUR HOST COMMUNITIES

Supporting local hire programs is critical to developing a sustainable workforce. Hiring from our host communities makes good business sense; reducing the number of employees that need to be transported to the region to work results in a significant reduction in transportation costs, lower environmental impact and risk, and improved operational efficiencies. And hiring locally is also an essential component of community engagement and social responsibility.

Anticipating potential changes in site activities as a result of the pre-feasibility study at Galore Creek, updated feasibility study at Donlin Creek and increased activities at Ambler, we are analyzing the structure of our workforce needs and evaluating ways to support workforce development. During project permitting, project managers will work with community leaders to assess what skillsets exist locally and the number of employable individuals, and will partner with local organizations to develop local business relationships and establish training programs to ensure a pool of skilled employees is available to support project development.





SACHA ILEY
VICE PRESIDENT
HUMAN RESOURCES

How does NovaGold differentiate itself to attract and retain qualified employees and contractors in this fiercely competitive market?

NovaGold offers an interesting opportunity since we have these exceptional assets and we're partnered with two of the world's largest mining companies, yet we've still got a small team which allows us to be nimble and entrepreneurial. We invest in our people, which is really important. Safety is our highest priority, and at NovaGold that means both physical safety and also maintaining a work-life balance. We are committed to employee training and career development, and our open door policy encourages collaboration, discussion and mentoring. Because we're a small team, employees have the opportunity to get involved in a broader range of activities than they would at a larger company; we encourage innovation and empower employees to take an idea and run with it. And we offer a competitive salary and benefits package, and employee compensation is directly tied to both corporate and individual performance.

DIVERSITY OFFERS COMPETITIVE ADVANTAGE

The diversity of our workforce strengthens our culture of cooperation and appreciation. This helps us recruit, develop and retain the best employees with exceptional professional expertise and social skills. NovaGold prides itself on its all-inclusive workforce, which fosters a positive work environment.

We provide equal opportunities for all employees and are committed to the equal treatment of both men and women. At the end of 2010, 40% of the senior management positions were held by women. Women make up 55% of Corporate employees, and 34% of all NovaGold hires.

TRAINING AND DEVELOPMENT

We view training as an investment in NovaGold's future success and every employee's need for professional development is determined as part of the annual performance review. In 2010, employees participated in online learning, workshops, university evening classes and conferences to expand their knowledge. Formal training is further complemented by on-the-job training led by professionals or peers.

Training at the sites is also equally diverse and often includes a blend of on-the-job training as well as formal training to enhance safety and regulatory obligations. Management continually looks for opportunities to improve employees' performance and abilities.

WORK-LIFE BALANCE

Employees are occasionally required to work long hours or away from home to support NovaGold's projects and business strategy, but NovaGold supports a healthy work-life balance in a number of ways. Our culture allows for work-from-home routines, part-time and flex-time and leaves of absence. For example, some Corporate employees start at 7 am so they can commute during off-peak hours, while others prefer to start later so they can be home for breakfast with their family.

Each site develops its own initiatives to match the regional needs. At Donlin Creek, the on-site crew works a two-week on, two-week off rotation to provide better support of a subsistence lifestyle, enabling employees to hunt and fish for longer periods while they are off.

NovaGold offers an enhanced parental leave program in addition to other leave considerations that exceed BC Employment Standards requirements. The Company maintains compliance with local and national laws governing child and forced labor and human rights management and shows zero tolerance for misbehavior. Working in North America reduces our risk and we had zero human rights incidents in 2010.

CORPORATE TRAINING & DEVELOPMENT
HOURS



129 Health & safety training for employees

16 Environmental training for employees

229 Skill improvement

374 Total hours

DONLIN CREEK TRAINING & DEVELOPMENT
ESTIMATED HOURS



2,024 Health & safety training for employees

400 Emergency response training for employees

400 Emergency response training for contractors

123 Environmental training for employees

80 Environmental training for contractors

2,024 Health & safety training for contractors

5,051 Total hours

GALORE CREEK TRAINING & DEVELOPMENT
ESTIMATED HOURS



40 Emergency response training for employees

110 Emergency response training for contractors

20 Environmental training for employees

167 Health & safety training for employees

200 Environmental training for contractors

2,083 Health & safety training for contractors

2,620 Total hours



Employees Embrace **Gold4Green**

NovaGold's corporate responsibility principles came full circle in 2010 as employees embraced more environmentally friendly practices at work and at home. More than two-thirds of Corporate employees pledged to make a sustainability change in 2011 and to consider sustainable choices in their day-to-day activities. This initial commitment is having a ripple effect throughout the organization and at home.

Cara embraced a zero waste practice and has abandoned her office trash bin in favor of sorting her garbage into the different bins — organic, recyclable or converted to electricity — available in the lunchroom. Ariadna takes a container from her own kitchen with her when she goes for take-out sushi. Naomi always uses the reusable shopping bags she stores in the trunk of her car. Heather has a compost bucket on her kitchen counter, while Gia washes her family's clothes in cold water. And Kathleen has all her home electronics on timers so nothing wastes electricity. All have compact fluorescent bulbs throughout their homes.

These are just a few examples of how NovaGold's new program, Gold4Green, has fostered employee investment in a "go green" culture and lifestyle at home and the office. Launched in 2010, Gold4Green is designed to educate and encourage all NovaGold employees to take a personal interest in sustainability.

The objectives of the program are to:

- Educate NovaGold employees about the relationship between human activities and environmental impact
- Motivate new and innovative choices and ways of thinking to improve sustainability
- Engage employees to make a personal commitment to sustainability
- Launch a grassroots movement encouraging better environmental, social and economic choices



68%
OF EMPLOYEES
PLEDGED TO MAKE A
SUSTAINABILTY
CHANGE IN 2011

Employees are encouraged to adopt sustainable practices such as:

- Making an environmentally friendly change at home
- Reducing their environmental footprint at work
- Donating to a charity
- Volunteering with a not-for-profit community group
- Changing their commute to reduce their environmental footprint
- Organizing a conservation activity within their department or at a project site
- Organizing a socially responsible or environmental activity
- Introducing a green practice into NovaGold's corporate culture

To encourage environmentally and socially responsible actions, the program combines special employee recognition and prize incentives with a little friendly competition. Employees earn between five and 50 points per activity, depending on their level of engagement. These points can be accumulated and then exchanged for environmentally friendly rewards, such as products made from recycled materials or products/services that benefit the environment.

Changing the face of organizational culture

While sustainability is one of NovaGold's core values and integral to the success of the Company's business strategy, the actions of NovaGold's workforce are embedding sustainability in organizational culture. As awareness builds within the home, where benefits are more easily recognized and measured, initiatives then take root in the office. When a number of employees had to switch offices, for example, the office manager who was in charge of coordinating the move skipped the traditional practice of purchasing cardboard boxes and opted for renting reusable totes instead. This simple act resulted in a modest cost savings while eliminating waste.

NovaGold's corporate office was upgraded in 2010 to a zero-waste facility, where garbage is sorted into one of four bins: organics, recyclables, paper recycling or non-recyclables. Non-recyclables are transported to Metro Vancouver's Waste-to-Energy Facility where the garbage is managed in an environmentally safe manner and used to generate steam and electricity. Unsorted garbage in individual offices is gathered by default with the non-recyclable waste. As a result, it is not unusual to see people resorting the garbage bins in their colleagues' offices or the misplaced waste in the lunch room. We plan to tackle waste-reduction initiatives in 2011 as well as encourage better sorting practices.

Although some actions may appear insignificant from a bottom-line perspective, the program has already boosted job satisfaction. After the program was launched, one employee sent an email that said: "By the way, I think this is an AWESOME initiative and I will incite others to do even more." Another has since said, "I'm proud to work for a company and with colleagues who understand the things that are so important and yet often over-looked."

Gold4Green is designed to be fun and informal, with occasional emails to distribute information and some contests and challenges, since a little friendly competition is often enough to get people involved. We offer tips and tricks to educate people on sustainability issues and empower them to make small changes, since small changes are more likely to be successful. And if everyone makes a small change, the ultimate impact will be significant.

Gold4Green in 2011

Launched in November, the program got a late start in 2010 and will be better positioned to quantify its impact in 2011 with a full complement of activities and goals, including a plan to roll the program out to each of the project sites.

A Gold4Green Tree in the lunch room acts as a visual reminder and as people pledge or earn rewards, their names and actions are captured on a green leaf (printed on 100% post-consumer waste recycled paper) that is then clipped to the tree. Our goal is to have the tree heavily weighted with leaves before the end of 2011!

GOALS FOR 2011:

- HAVE 75% OF CORPORATE EMPLOYEES AND CONTRACTORS AND 50% OF EMPLOYEES AND CONTRACTORS AT SITES MAKE A PERSONAL COMMITMENT TO THE GOLD4GREEN PROGRAM

- LAUNCH AT LEAST ONE NEW INITIATIVE AT EACH SITE IN 2011

- HAVE AT LEAST 50% OF EMPLOYEES AND CONTRACTORS LOOK BEYOND THE OFFICE AND IMPLEMENT GREEN INITIATIVES AT THEIR HOME

The world we all live in

As we work at these projects we share resources that are essential to everyday living with local communities, and responsible stewardship is a moral obligation.

Environmental protection is a fundamental element of NovaGold's business strategy. Taking the steps today to carefully plan our daily activities and design our projects to prevent and mitigate environmental impact is good business practice, reducing both near- and long-term risk at our projects. Reducing greenhouse gas emissions, treating discharged water, ensuring secure waste and tailings management and protecting the health of the flora, fauna and people at our projects are not only environmental and social imperatives but essential to reducing costs and maximizing efficiency.

NovaGold supports a project development plan that considers full life-of-mine risks and opportunities, from exploration through to development, construction, operations and finally closure and reclamation. This process is initiated through collaboration with local communities and aboriginal partners. These communities offer generations of Traditional Knowledge about the local environment, and NovaGold uses this local knowledge to help guide the location, layout and design of the project infrastructure to avoid sensitive and culturally important habitats and landscapes while still maximizing the efficiencies of the operation.



NICHOLE TURNER MONITORING WATER DEPTH AT THE ROCK CREEK PROJECT

The Company conducts extensive environmental studies to collect baseline data for the local environment, including air quality, water quality, and the fish, wildlife and habitats that may be impacted by the project. These studies, which are required by law, allow for an understanding of the potential impact that the project may have, and allows the Company to monitor and mitigate that impact throughout the project's life. By maintaining a holistic view of a project's lifecycle, NovaGold is able to incorporate industry-leading innovations to minimize and mitigate risk.

Since NovaGold's core projects are still at a development stage, many environmental measures tracked by companies that are in construction or production are not material at NovaGold's properties. For example, we do not track greenhouse gas emissions, indirect energy consumption or air emissions. We do not produce waste rock or tailings, withdraw significant amounts of water or sell products. We are considering all of these metrics as we design and advance our projects, however, and will continue to expand our data collection and reporting as the projects advance.

We continue to focus on environmental best practices at all of our projects. Reducing waste and minimizing our environmental impact is a priority at all sites, even our early-stage exploration properties. Project site camps use reusable dishes and cutlery and provide

staff with reusable lunch bags and water bottles to both reduce costs and minimize waste. Sustainability best practices are part of camp orientation, including simple energy reduction opportunities such as turning off lights and computer equipment when not in use. NovaGold encourages all employees and contractors to make sustainability a personal responsibility, as important to the success of a project as safety and fiscal responsibility.

ENVIRONMENTAL INCIDENTS

No environmental-related fines or penalties were issued at any of the projects in 2010. Refer to the specific site reports for full details.

ENERGY

Mining is an energy-intensive industry, with power accounting for as much as 25% of operating costs. And since NovaGold's core projects are located in areas with limited infrastructure, tackling critical energy needs is a priority, with emphasis on developing energy efficient projects. While mines typically rely on diesel to generate electricity, the feasibility study at Donlin Creek is being updated to evaluate replacing diesel with natural gas. Natural gas could have many positive influences, including lower emissions and a reduced environmental impact.

Energy used during project development is minimal compared to an operating mine. Activities at the exploration camps rely mostly on diesel to generate power and operate trucks and other mobile equipment, with gasoline and propane also used to run various pieces of equipment.

WASTE MANAGEMENT

Most of the waste associated with mining operations comes from the actual extraction process and includes waste rock, ore and tailings. While our projects are not creating this type of waste yet, our project designs, which incorporate a "design-for-closure" concept, will result in best practices to minimize and mitigate the negative impacts of waste disposal. Consider waste rock as an example: All waste rock considered as having potential for acid rock drainage will be managed to minimize the possibility of long-term impacts.

Currently, we focus on day-to-day actions and try to prevent and reduce waste whenever possible. The first step is looking for alternatives to over-packaged and non-recyclable products. Reusable water bottles were issued to the crew at the Donlin Creek camp and refilling stations were set up to reduce the volume of plastic drink containers. Typically food waste and paper products are incinerated on site, which also supports safe wildlife management plans.

Products are reused or recycled as much as possible. For example, since oil recycling facilities are not available in Nome, in 2010 an oil burner was purchased for Rock Creek. This provided a two-fold benefit, since the burner heated the truck shop facility while quickly disposing of used oil, eliminating the risk of a spill.

If products cannot be reused or recycled, we dispose of waste in an environmentally compatible manner as appropriate to the location, either burning the waste in an approved on-site incinerator or managing it in a proper waste-management facility.

WATER MANAGEMENT

Protecting water quality is a key component of all site plans and water monitoring and assessment are daily activities. Work in these remote regions can impact surrounding waterways and local crews are diligent to ensure their actions don't have a trickle-down effect.

Water baseline studies and modelling are important data points in environmental impact assessments and each project has a collection of analyses that include water quality, fisheries, habitat assessments and mapping. As the projects are developed, diversion channels will be created to prevent storm water and streams from coming into contact with the mine facilities.



COLLECTING ENVIRONMENTAL DATA FOR THE AMBLER PROJECT

We do not currently use significant amounts of water at any of our sites. Water usage is mostly for cooking, cleaning and drinking to support camp and administrative personnel and services, with some water used during exploration and geotechnical drilling to cool the drilling equipment. Depending on the project, water is either toted in or extracted from a government-approved well. Camp septic fields are tested through down-gradient monitoring wells.

While we do not use significant amounts of water at Rock Creek, water management has been a challenge that we have worked diligently to address, as discussed in more detail in the Rock Creek section on pages 40–43.

BIODIVERSITY AND LAND IMPACT

NovaGold's projects are located in remote areas, and we take careful steps to minimize our impact on local flora and fauna. For example, the Donlin Creek team and contractors received bear management training before starting the environmental and engineering field work to collect data along the 312-mile (502-kilometer) route for the proposed natural gas pipeline. The training covered prevention techniques as well as what to do in a bear encounter, and while other companies working in the area were hampered by bears, the Donlin Creek team had no incidents throughout the season.

One at-risk species makes its home near Galore Creek. The Western Toad migrates through the Galore Creek Valley and GCMC worked with environmental regulators to create a development plan that will protect this species and its habitats.

As part of extensive environmental assessment, critical habitat for spectacled eiders and Steller's eiders was discovered in the Yukon-Kuskokwim Delta, about 200 miles from Donlin Creek. Activities related to the Donlin Creek operation in this area will not affect the specific species.

CLIMATE CHANGE

While NovaGold's projects are not currently in construction or operations, NovaGold is already preparing for the financial and operational implications of climate change. Rules to regulate and tax greenhouse gas emissions, should this be the outcome, will affect operating mines. Therefore, the Company continues to evaluate its project designs to identify ways to reduce emissions. At Donlin Creek, the idea of moving away from diesel-powered energy to natural gas is one of the measures being considered that is both more environmentally sound and cost effective. The processing mills are also being developed to reuse heat generated from the milling process to heat the buildings.

With projects located in northern climates, global warming may complicate the impact of permafrost on project design and NovaGold will consider these potential impacts when designing and building its project infrastructure.

TRANSPORTATION AND TRAVEL

Both Donlin Creek and Galore Creek are remote sites that are most easily accessed by air, although access roads will be built during project construction, and site crews work a fly-in/fly-out rotation. At Donlin Creek, our community outreach focuses on isolated communities that have no roads and are only accessible by air. Our corporate office is located in Vancouver, Canada and the majority of our shareholders and prospective investors are based in the United States. Some of our senior managers divide their time between the sites and the corporate office as well as their home offices.

While road and air travel is inevitable, we are aware of the cumulative effects of our transportation choices on the environment and seek alternatives when possible. Simple steps such as consolidating trips reduces air emissions and saves both time and fuel. In addition, NovaGold's Gold4Green program encourages and rewards employees who carpool, walk, bike or take public transportation to work.

One of NovaGold's reporting objectives for 2011 is a more comprehensive assessment of the distances travelled for business travel and to our sites to identify opportunities to reduce the environmental impact of our travel.





RON RIMELMAN
VICE PRESIDENT ENVIRONMENT,
HEALTHY, SAFETY & SUSTAINABILITY

How will NovaGold navigate increasingly stringent environmental standards as you permit your projects?

The key to a smooth permitting process is up-front planning. We collect years of baseline data to understand every aspect of the local area. If we understand the complexities of the local environment we can plan the project to avoid impacts as much as possible, and mitigate any impact that does occur. And of course we want to be able to return the land to its original state when we eventually close and reclaim the project. We track potential regulatory changes to ensure we're planning for the future. And we try to address all of the potential questions and concerns before we submit permit applications so we can move smoothly through the permitting process, with the objective of meeting or exceeding standards when we're in operations.

Rock Creek

NovaGold's Nome Operations comprises the Rock Creek, Big Hurrah and Nome Gold mining projects near Nome, Alaska, in-town real estate lots and a sand-and-gravel business. NovaGold completed the majority of construction at the Rock Creek project in the summer of 2008 and started commissioning the mill, but in November 2008 suspended commissioning as a result of mechanical complications and financial constraints. The property has been on care and maintenance since that time.



STORM WATER RUNOFF THROUGH A DIVERSION CHANNEL AT THE ROCK CREEK PROJECT

NovaGold is focused on advancing its Donlin Creek and Galore Creek projects toward production and is divesting its non-core assets to allow the Company to focus its time and resources on its core properties. As part of this strategy, NovaGold decided not to re-start commissioning at Rock Creek and will either sell or close the project. During the third quarter of 2010, management assessed the estimated recoverability of the Rock Creek project resulting in an asset impairment for the year of $116.4 million and a remaining value of $nil. The Board of Directors will decide the future of the Rock Creek project following completion of the solicitation of offers.

In March 2011, NovaGold announced the sale of the 11,500 acres (4,653 hectares) comprising its Nome Gold project. NovaGold will receive US$21.0 million in three installments, and the buyer provided a letter of credit for US$4.0 million as an environmental reclamation bond.

Following the sale of the Nome Gold property, NovaGold holds title to patented mining claims covering approximately 15,700 acres (6,360 hectares) at Nome Operations, with additional lands leased from Alaska Native corporations, including Bering Straits Native Corporation and Sitnasuak Native Corporation, bringing NovaGold's total property position to more than 75,400 acres (30,500 hectares).

The map on the facing page approximates NovaGold's leased land and the location of the Rock Creek project near the community of Nome, Alaska.

Approximately 3,500 people live in Nome, a community focused on outdoor activities such as fishing, hunting and recreational pursuits. Members of the community frequently pan for gold on the beaches of Nome, with some people relying on gold panning as their sole source of income. During 2010, NovaGold leased land to small, family-run alluvial gold mining operations, provided access to recreational miners and accommodated the bird watchers that visit Nome every spring and summer to observe the thousands of shore birds that migrate through Nome. Nome is home to the world-famous Iditarod Sled Dog Race, and NovaGold provided land at nominal cost for local dog mushers to house their dogs.

Since NovaGold has decided not to advance the Rock Creek project, and will either sell or reclaim the property, we have not included Rock Creek sustainability data in the Company-wide data tables on pages 71–72. Rock Creek has been a challenging project from a water perspective. The Rock Creek team worked diligently in 2009 and 2010 to improve the project's water management structures, and we are very proud of their success. The challenges we faced at Rock Creek and the solutions we used to overcome these issues are summarized in this case study. The project has certainly played a significant role in improving NovaGold's health and safety and sustainability management policies and practice, and the lessons learned at this project will serve us well as we advance our other projects through permitting and toward a construction decision.

ROCK CREEK EMPLOYEES



27% < 30 Years old

48% 30–50 Years old

25% > 50 Years old

ROCK CREEK HIRES



27% Other U.S.

73% Local

VALUE ADDED

US$7.6M	Local purchase of goods, materials & services
US$4.7M	Wages & benefits
US$0.2M	Land use payments
US$12.5M	Total

Realizing Value from Non-Core Assests
Sold alluvial claims to Nome Gold Alaska Corp., which has indicated its intent to put the property into production, bringing economic opportunities to the community of Nome.

ALASKA

BRITISH COLUMBIA

Rock Creek Site

Land package leased from Bering Straits Native Corporation and Sitnasuak Native Corporation

Responsible Planning
Seeking a buyer for the Rock Creek project, to a company that has the operating experience and financial strength to be successful. Also preparing a site closure plan should the Board decide to reclaim rather than sell the property.

Land Remediation
Cleaned up old machinery, scrap metal and decades-old refuse left from mining activities over the last 100 years. Donated artifacts and old mining equipment to Nome Mining Museum.

Community Support
Continue to support community members by allowing the use of NovaGold land for commercial and personal pursuits.

Nome, Alaska

Stakeholder Engagement
Increased communication with community members and regulators through community newsletters, a town meeting, increased accessibility for media and regular discussions with regulators about progress and activities at site.

Social Responsibility

NovaGold's decision to suspend commissioning at Rock Creek in 2008 and the subsequent decision in 2010 to either sell or reclaim the property were difficult for the Company, its employees and contractors, and the community of Nome. To provide some stability during this transition period, all Rock Creek employees were provided a retention agreement and NovaGold has continued using local businesses and suppliers to support the project. NovaGold has worked hard over the last two years to demonstrate its commitment to environmental responsibility and its commitment to the people involved with the Rock Creek project.



Albion Creek

Lindblom Creek

Reclamation
Rock Creek and Albion Creek water flow returned to original channels.

Rock Creek

Diversion Channel No.1

Injection Wells
Drilled 30 injection wells to return treated water to groundwater system.

Lower Injection Well Field

Upper Injection Well Field

Diversion Channel No.2

Organic Stockpile 1

Mill Site

North Pit Diversion Channels

West Pit

Main Pit

Walsh Zone Pit

Cascading Diversion Channels
Fairly steep slope. Water spills out onto tundra, decreasing flow and cleaning the water as it descends to Diversion Channel No. 3.

Diversion Channel No.1

Glacier Creek Road

Revegetation of Hillsides
Site wide, ongoing reclamation of disturbed lands includes regrading and revegetation with native plants.

Rock Creek

Cascading Diversion Channels

Surrounding Land
Used sprayers to evaporate water and promote infiltration.

Flow Direction
< >

Temporary TSF Diversion Channel

Diversion Channels
Improved diversion channels to ensure integrity and limit erosion. Directed unaffected water away from site and into existing waterways.

Tailings Storage Facility (TSF)

Tailings Storage Facility (TSF)
Reinforced TSF walls to ensure stability. Conducted thorough engineering analysis to ensure TSF integrity.

Inert Landfill

Organic Stockpiles
Overburden and soil are used in ongoing reclamation activities.

Organic Stockpile 2

Diversion Channel No.3

North

Organic Stockpile 3

Inert Landfill
Waste and recycling facilities are not available in Nome. Use landfill to dispose of "inert" waste such as wood, plastics and steel. Ongoing reclamation at surface.



Recruitment and Retention
Competitive salary and benefits package to recruit and retain experienced team.

Safety
Increased focus on safety and accountability. Additional training and education, frequent safety meetings. Formed employee-led safety committee to reaffirm that safety is everyone's responsibility.

Water Treatment Plant (WTP)
Improved and upgraded WTP to treat stored water to better than water quality standards in preparation for discharge. Hired WTP maintenance team. Replaced ozone generator with hyperchloride system to improve safety and quality of water.

Equipment Maintenance
Increased mechanics staff to implement preventative maintenance schedule. Improved equipment availability to 95%.

Fuel Depot
North Bladder
South Bladder
Fuel Pumps
Truck Shop
Warehouse
Fine Ore Stockpile
Water Treatment Plant
Reagent Storage Area
Reagent Building
CIL Tanks
Mill Buildings
MER
Carbon Process Building
Assay Lab
Admin Building
Safety/ Electrical Offices
Admin Parking

Site Buildings
Engineering and technical studies to identify opportunities to improve efficiencies and reduce power consumption. Improved structures to reduce heat loss. Retrofitted fixtures with compact fluorescent lights.

Financial Controls
Implemented procurement and payment policy, forecasting procedures, better tracking and controls, stayed on budget.

Local Hire Program
Majority of workforce comes from Alaska Native communities. Offer training to ensure local community members have the skills and opportunity to work at the project.

Environmental Responsibility

NovaGold's primary focus at Rock Creek during 2010 was environment and safety. Water management has been a significant challenge at Rock Creek. The mine was designed based on historical average precipitation records, and water management challenges arose due to unexpected and record levels of precipitation in 2007 and 2008. Between April 2007 and September 2008, storm water discharge from our site into local creeks exceeded water quality standards for turbidity or "muddiness". Essentially, sediment from the site was swept into water that flowed directly into nearby creeks. While no harm to the environment or local communities occurred, the turbidity was in excess of water quality standards and was not aligned with our commitment to environmental responsibility.

NovaGold worked diligently with Federal and State regulators to resolve the environmental issues at the Rock Creek site, improved and added additional water management structures and diversion channels onsite, and implemented a revised storm water management plan. As a result of these and many other efforts, NovaGold was able to meet its permit requirements and environmental obligations at the Rock Creek site in 2010.

The expectations of others

NovaGold's activities make us an integral part of a greater society where our decisions and actions may have an impact. We endeavor to be responsible to the needs of our stakeholders and to establish collaborative relationships that bring benefits to all stakeholders as our projects advance.

NovaGold works hard to establish strong, collaborative relationships with its neighbors at each project. Our projects are located in remote areas surrounded by communities largely dependent on subsistence living and traditional lifestyles. We respect the culture and traditional lifestyles of our community partners, and indeed strive to strengthen the cultural ties in these communities. We believe that offering opportunities for employment and skill development encourages young people to stay in their communities, strengthening the fabric of these communities and offering increased stability and pride.

Our presence can bring benefits to remote regions that are often underserved and economically challenged. Bringing an economic driver to the area will provide jobs, stimulate economic development and improve infrastructure and access. On the other hand, we must be careful to avoid or minimize potential negative impacts such as a disruption to traditional hunting and fishing seasons and the fish and wildlife stocks these communities rely on.

Responsible project development requires a holistic approach to realize broad economic and social benefits. NovaGold believes we can achieve a balanced development plan that enhances both economic development and subsistence lifestyles and that the two can co-exist. By providing jobs and economic opportunities and protecting subsistence resources, NovaGold can create local benefits that bring tangible, long-lasting advantages to surrounding communities.

ON COMMON GROUND

NovaGold approaches project and development decisions by assessing and identifying the social and economic benefits and impacts on the local communities, First Nation and Alaska Native groups. This baseline analysis fosters strong commitments and effective engagement processes that will benefit project development throughout every stage.

Since 1998, we have entered into participation and land-use agreements with five aboriginal communities and maintain a model of inclusion and fairness, creating opportunities for training, development and open communication while providing increasing economic benefits as projects advance. NovaGold's objective is to provide increased returns to our shareholders while creating wealth for a wider set of stakeholders through the fulfillment of our social responsibilities.

LISTENING SESSIONS

NovaGold is committed to proactive community consultation. Our senior team meets with community leaders at every project, before development work takes place. We strive to engage and inform as we work at a project, addressing questions and concerns and also seeking input, since the experience and knowledge of local people is needed to complement our efforts to identify environmentally and culturally sensitive areas.



JOHN, AN ELDER AT A COMMUNITY MEETING HELD IN NUNAPITCHUK FOR THE DONLIN CREEK PROJECT

This teamwork approach is further complemented by open-house-style site tours and meetings held in local villages. Participation at these meetings is encouraged through direct invitations as well as notices posted in public areas, sent by mail and announced on local broadcast networks. Materials and presentations are translated to local languages as required to ensure all attendees can fully participate.

Before starting its field season in 2010, the Ambler project reached out to the three Upper Kobuk communities closest to the project. Meetings were held in Kobuk, Shungnak and Ambler to reintroduce the team to the community and discuss project plans and activities.

Rock Creek distributed an 8-page newsletter to every household in Nome in 2010 to update the community on its progress with water management at site.

Donlin Creek provided tours of the project site to six villages, including the option of spending the night at camp. Each village was formally invited to tour the site and community leaders chose the individuals who would attend. Donlin Creek also invited seven regional leaders to tour Barrick's Golden Sunlight Mine in Whitehall, Montana. In addition to touring an operating mine, Yukon-Kuskokwim residents met with community members of Whitehall to learn about the close partnerships developed between Whitehall and Golden Sunlight over the years.

The Galore Creek team held six community meetings and produced two newsletters to ensure everyone is kept informed about the project. The team also participated in the annual Canada Day celebration and other community events.

A RESPECTABLE DISTANCE

NovaGold attaches great importance to indigenous peoples' cultural, spiritual and economic relationship to their land. NovaGold's decision to select a modified access route at Galore Creek was based on information gleaned from Tahltan Traditional Knowledge. At Donlin Creek, the natural gas pipeline option would require the construction a 312-mile (502-kilometer) gas pipeline from Cook Inlet to Donlin Creek, with a stretch intersecting with the Iditarod Sled Dog Race trail. While the pipeline will be buried, there would be some interference on the trail during construction as well as some residual clearing until vegetation is re-established. As part of the project assessment, Donlin Creek held extensive meetings with Iditarod organizers to plot a construction path with minimal impacts, and followed up with a much-needed financial commitment to support the race.



NOVAGOLD GEOLOGIST ERIN WORKMAN VOLUNTEERS AT ROUNDUP EVERY YEAR TO EDUCATE YOUNG STUDENTS ABOUT CAREER OPPORTUNITIES IN MINING

Q+A



RICK VAN NIEUWENHUYSE
PRESIDENT & CHIEF EXECUTIVE OFFICER

How important is community support and the "social license to operate" to the success of your projects?

We've seen time and again that community support is integral to the success of mining projects. We can prevent and mitigate environmental impacts with good planning and state-of-the-art technology, but the only way to manage social impacts is through community engagement. And this is one of the things NovaGold does really well. From day one at every project we're meeting with community leaders and community members, keeping them informed about our plans and progress at the project, answering their questions and listening to their comments and concerns. Listening is the key to success. We establish collaborative relationships to make sure we're working together with the common goal of developing a project that brings benefits to local communities and to NovaGold shareholders for many, many years. We can only get there by working together.

ECONOMIC BENEFITS

We believe the private sector can play a powerful role in helping us meet our goal of becoming a low-cost, million-ounce-a-year gold producer. Our projects require numerous support services and helping to unlock the power of small enterprises in the region makes fiscal sense and is more efficient. We often work with small vendors or private citizens with an entrepreneurial drive to help them build their businesses and grow our business partnerships.

Galore Creek contracts the services of nine companies that are either Tahltan businesses or Tahltan joint ventures.

In Anchorage, Donlin Creek needed to replenish its promotional products inventory in advance of the Iditarod and turned to a home-based local business, 907 Embroidery, to purchase about US$50,000 worth of embroidered hats, vests, jackets and other branded goods. In addition to the financial boost, the procurement team at Donlin Creek worked with the businessman to help him create better business processes and proofing procedures.

NovaGold's projects also provide significant employment opportunities during the entire life of the project, encouraging employees to develop new skills and advance through the workforce as the project advances. We are proud of our record of promotion at Donlin Creek, at which eight out of 10 supervisors are Alaska Natives.

NovaGold's projects have yet to achieve production and do not currently provide cash flow to the Company.

COMMUNITY INVESTMENTS
CONVERTED TO CANADIAN DOLLARS



C$3,093   Rock Creek

C$35,000   Corporate

C$276,000   Galore Creek

C$739,622   Donlin Creek
_____
C$1,053,715   Total



REPRESENTATIVES FROM UPPER KALSKAG AND LOWER KALSKAG TOURED THE DONLIN CREEK PROJECT

CHARITABLE CONTRIBUTIONS

Sustainable communities show some distinct similarities. They have a thriving local economy, a healthy environment and a strong social climate that meets the human needs for health care, safety, transportation, education, culture and recreation. In 2006 NovaGold established its Donation and Sponsorship Policy, focused on education, safety and healthy communities, with a particular focus on the needs of aboriginal youth. The Company also seeks to leverage its contributions by partnering with charitable groups and other mining companies in donation-matching initiatives. In this way, NovaGold strives to support projects most relevant to community needs, connecting with communities in ways that will help them grow and prosper.

NovaGold Corporate contributed C$35,000 to community and industry initiatives and US$3,000 at the Rock Creek project. An additional US$717,422 was contributed by Donlin Creek and another C$276,000 on behalf of Galore Creek Mining Corporation and its joint-venture partners.

Managing social impacts will be critical as the projects move through permitting toward a construction decision. NovaGold has established a good framework for community engagement and participation and will continue to address concerns and discuss our activities honestly and openly as the projects advance.



Donlin Creek Project

DONLIN CREEK RESERVES & RESOURCES (100% BASIS)

33.6 Mozs
GOLD RESERVES

4.3 Mozs
GOLD MEASURED & INDICATED RESOURCES

2.2 g/t
AVERAGE GOLD GRADE

4.4 Mozs
GOLD INFERRED RESOURCES

Donlin Creek is one of the world's largest known undeveloped gold deposits. It is owned and operated by Donlin Creek LLC, which is owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. Based on the 2009 project feasibility study, Donlin Creek is expected to be one of just a handful of gold mines worldwide that produces more than one million ounces of gold annually, making it a true world-class asset. Based on the current 33.6 million ounces of gold reserves, the anticipated mine life is approximately 25 years with an average 1.3 million ounces of gold production annually.

NovaGold has been involved with the Donlin Creek project since 2001 when it acquired an earn-in interest from Placer Dome Inc. Through a focused exploration campaign, NovaGold nearly tripled the project's resource base and quickly fulfilled its obligations to earn an interest in the project. Barrick acquired Placer Dome and all of its projects and joint venture obligations in early 2006, and in 2007 NovaGold and Barrick finalized an agreement to advance the Donlin Creek project as equal partners.

Barrick Gold Corporation is a Toronto-based gold mining company and industry leader, with a portfolio of 25 operating mines, advanced exploration and development projects on five continents. Barrick trades on the Toronto and New York Stock Exchanges and employs more than 20,000 people worldwide. The company has been ranked as a world leader in social and environmental responsibility for the third consecutive year by the Dow Jones Sustainability Index World. Barrick is also listed on the NASDAQ Global Sustainability Index of the top 100 companies.

Barrick has very well-established sustainability reporting programs, but does not report specific data from projects that have not advanced to construction or operations. NovaGold communicates frequently with Barrick's sustainability leaders, and the sustainability data in this report has been approved by both partners and the project manager.





ALASKA
BRITISH COLUMBIA
ALASKA
McGrath
Saint Mary's
Yukon River
DONLIN CREEK
Kuskokwim River
Aniak
Crooked Creek
Kuskokwim River
Bethel

Donlin Creek Project

The Donlin Creek gold project is located in the historic Kuskokwim Gold Belt of southwest Alaska, 10 miles (16 kilometers) north of the Middle Kuskokwim River village of Crooked Creek. The project is owned and managed by Donlin Creek LLC, which is owned equally by NovaGold and Barrick.

Donlin Creek represents an equal partnership with its board of directors composed of two NovaGold and two Barrick representatives, and all budget and development decisions are made by the Donlin Creek board.

The Donlin Creek property comprises more than 80,600 acres (32,600 hectares) with lands leased for mining from Alaska Native corporations and 31,280 acres (12,650 hectares) of Alaska State mining claims.

The Kuskokwim Corporation (TKC), a consortium of 10 upriver villages closest to Donlin Creek, owns most of the surface land in the proposed mine area. The subsurface land is owned by Calista Corporation, the regional Native Corporation formed under the Alaska Native Claims Settlement Act to encompass the 56 villages in the Yukon-Kuskokwim (YK) region. Donlin Creek has a strong, long-standing relationship with both Calista and TKC, and is committed to bringing benefits to local communities as the project advances.

The project is located entirely on private land. These lands were originally selected for their mining potential and have now, by signing formal agreements, been designated for mining.

The Donlin Creek property hosts a number of deposits and the current reserves and resources are contained within just 2 miles (3 kilometers) of the 5-mile (8-kilometer) district, with significant exploration potential remaining.



Developing one of the world's largest known undeveloped gold deposits

Donlin Creek plays an important role in Alaska's Yukon-Kuskokwim region by supporting local businesses, creating employment and training opportunities and supporting community initiatives.

The Donlin Creek project is designed as a year-round open-pit operation. The property is located in mineable geography with low rolling hills and low precipitation.

Significant infrastructure is needed to support operations in this remote region including two river ports — one near Bethel for ocean barges and one near Crooked Creek for river barges — an access road to the upper river port, an airstrip, the mine and plant site area, the tailings facility and power-generating facilities.

The 2009 feasibility study estimated total cash costs for the first full five years of operation at approximately US$400/oz using a combination of wind and diesel power. Donlin Creek has since completed optimization studies to evaluate bringing natural gas to the project by building a pipeline from Cook Inlet to the mine site. Using natural gas rather than diesel to generate power could reduce power costs, which account for 25% of operating costs.

A revised feasibility study to incorporate the natural gas option is scheduled for completion in H2-2011, to be followed by permitting and a construction decision, upon approval of the Donlin Creek Board. The project is designed to operate 365 days a year at approximately 53,500 tonnes per day throughput.

Under the mine plan, large hydraulic shovels would be the primary loading equipment at the site. All shovels would be equipped with GPS technology to allow for real-time ore control. Large-capacity haul trucks would also have GPS to track the transport of ore and waste from the mine face to the designated stockpiles or dumps. Ore would be processed by crushing and milling followed by flotation, pressure oxidation and carbon-in-leach (CIL) recovery.

Gold recovery is expected to average 90%. The process plant was designed using advanced technology for both the process systems and equipment selection. Particular attention was paid to incorporating state-of-the-art technology for safety and environmental protection.

ECONOMIC VALUE

A mineral reserve/resource update completed in March 2010, which incorporated additional drilling and an increase in gold price assumptions, estimated 33.6 million ounces of proven and probable gold reserves averaging 2.2 grams per tonne gold, 4.3 million ounces


Queen Gulch
Fresh Water Pond
Snow Gulch
Crooked Creek
Ultimate Pit
Upper Contact Water Pond
Ore Stockpile
Contact Water Pond
Waste Rock Facility
Omega Creek
Access Road
Plant Site
Fuel Storage
Tailings Storage Facility
North
Anaconda Creek
0
.5
1 Mile

of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for at least 25 years, Donlin Creek would be one of the world's largest gold-producing mines.

Donlin Creek expended approximately US$40.4 million in the fiscal year ended November 30, 2010, of which NovaGold contributed 50%. The 2010 work program included the majority of the environmental and engineering studies required to review the option of using natural gas as the primary power source at the mine site. Donlin Creek had discussions with major gas suppliers and engaged an energy consultant to lead the gasline studies. An analysis of the impacts to project infrastructure related to transportation and logistics is ongoing. The natural gas option would require building a 12-inch buried pipeline that would run approximately 312 miles (502 kilometers) from Cook Inlet to the Donlin Creek site.

A feasibility revision, scheduled for completion in H2-2011, will provide updated capital and operating costs and will also provide updated reserve/resource estimates and cash flows using long-term consensus gold prices.



SOPHIE, AN ELDER FROM CHUATHBALUK PREPARES FOR AN AERIAL TOUR OF THE PROJECT SITE

ALASKA NATIVE PARTNERSHIPS

In March 2010, Donlin Creek renegotiated its lease with Calista, securing additional land to allow for future expansion and extending the lease to 2031.

The existing lease covers the subsurface rights for the entire Donlin Creek mineral reserves and resources. Calista's option to acquire a 5% to 15% participating operating interest in the project was replaced with the payment to Calista of a net proceeds royalty equal to 8% of the net proceeds realized by Donlin Creek at the project after deducting certain expenses. Advanced minimum royalties payable to Calista under the lease increased as well, providing Calista US$0.5 million for the year ending April 30, 2010, and increasing on an annual basis thereafter until reaching US$1.0 million for each of the years 2015 to 2024 inclusive and US$2.0 million for each of the years 2025 to 2030 inclusive. All advance minimum royalties paid to Calista continue to be recoverable as a credit against Calista's existing net smelter royalty under the lease agreement, which remains unchanged.

Donlin Creek is currently renegotiating its lease agreement with TKC with the objective of bringing long-term benefits to TKC while ensuring Donlin Creek has the land and access it needs to develop the project.

ECONOMIC CONTRIBUTION

Donlin Creek already plays an important role in the YK region. Even though the project is still at the development stage, it contributes to the region through employment and training opportunities for local people and business opportunities for local suppliers.

In 2010, Donlin Creek contributed US$806,000 to the local economy through employee salaries. Currently, more than 86 percent of the on-site workforce are Calista shareholders, including eight out of 10 site supervisors and 52% of the goods, materials and services purchased to support the project came from Alaska.

LOCAL SPENDING
US DOLLARS



52% Local purchase of goods, materials & services

16% International purchase of goods, materials & services

32% National purchase of goods, materials & services

US$40.3 Million Total

Donlin Creek did not make any significant infrastructure investments in 2010, but will continue to identify opportunities to support local initiatives as the project advances. Donlin Creek frequently supports traditional activities by providing food for feasts, air freight and travel arrangements. In cooperation with local search and rescue groups, in 2010 team members helped find a lost villager and then transported that villager to a youth camp.

COMMUNITY BENEFITS
US DOLLARS



4% In-kind donations

15% Scholarships

18% Cash donations

63% Sponsorships & partnerships

US$717,422 Total



DONLIN CREEK TOOK A PARTNER POSITION IN THE IDITAROD SLED DOG RACE

SOCIAL COMMITMENTS

Donlin Creek is committed to making a lasting social impact through inspired, responsible giving and by building strong partnerships. To foster the development of social capital in Alaska Native communities, Donlin Creek invested more than US$700,000 during 2010 throughout the YK region for projects that focus on education, cultural preservation, environment management and healthy communities. More than US$50,000 of the US$717,422 was donated in support of a variety of arts and culture programs. Benefactors included many village annual fairs, First Alaskans Institute, and the Lower Kalskag Youth Camp, to identify a small sampling.

Social commitments include cash donations, sponsorships, scholarships and in-kind donations and have far-reaching benefits for youth groups such as Girl Scouts, Big Brothers and Jr. Achievement; school-based reading and science programs; search and rescue efforts; fisheries management; land cleanup projects; and dozens of other non-profit activities and groups that received financial support in 2010 from Donlin Creek.

Donlin Creek values the opportunity to help preserve cultural traditions and took a partner position in the 2011 Iditarod Trail Sled Dog Race. Through its US$285,000 principal sponsorship, Donlin Creek supported this long-standing tradition that is a source of much pride and inspiration to Alaskans.

During the Iditarod festivities, Donlin Creek also helped grant a life-long wish to a teenage girl who suffers from chronic kidney disease. As a principal sponsor, Donlin Creek received one of the highly coveted IditaRider opportunities, which was then donated to the Make-A-Wish Foundation.

Donlin Creek was also a major corporate sponsor of the Iron Dog race, and awarded the first team to reach Nome with US$10,000 in specially minted 99.99% pure gold coins. The coins were minted with a new logo and artwork depicting a pick, shovel and gold pan to pay homage to the community of Nome.

Donlin Creek recognizes the importance of advanced education and granted US$98,000 in scholarships to Calista and Kuskokwim Alaska Native students during 2010.

VALUE ADDED
US DOLLARS



25% Wages & benefits

3% Land use payments

2% Community investment

70% Local purchase of goods, materials & services

US$30.3 Million Total

Safety comes first

Donlin Creek is committed to every person going home safe and healthy every day and works hard to create a team atmosphere, with everyone committed to the common goal of a safe workplace and a successful project.

Donlin Creek has an award-winning health and safety record. More than 1.3 million man hours have been worked with no loss-time incidents (LTI) or restricted duty. In 2010, Donlin Creek received the Barrick Merit of Safety Award for the fifth consecutive year. This award of distinction recognizes 360 days of zero loss-time incidents. The health and safety success at the project underscores Donlin Creek's efforts to promote a strong safety culture with a zero-harm attitude. Headed by the safety department, risks are continually assessed and measured by severity, creating awareness and mitigation opportunities. Daily toolbox sessions and weekly safety meetings give people an opportunity to identify ways to make safety the number one priority on the job.

Every person acts as a safety leader — accountable for his or her own safety and the safety of others — and is empowered to halt any work that could be dangerous. For example, during 2010 a nine-person crew with three rigs and two helicopters completed geotechnical drilling across 312 miles (502 kilometers) during some of the worse summer weather conditions experienced in the area for years. Pressured by a tight schedule that was at times dictated by pre-arranged accommodation arrangements, work progressed quickly in some areas and less so in others, with 2 to 10 miles covered each day. Despite the schedule, a drill site had to be recut and the drill moved by helicopter because one of the drillers was uncomfortable with the stability of the terrain. As well, the crew modified one of the drill rigs in the field because they were unsatisfied with the noise level.

Safety education, training and daily practice in the workplace tends to have a trickle-down effect, with employees adopting more safety-aware behavior in their homes and community. Leading by example with their family and friends has the potential to positively influence a whole community and can result in fewer accidents in the village.

AWARD WINNING HEALTH & SAFETY RECORD

INCIDENTS



LOCAL HIRE RECORD

Donlin Creek has a well-established local hire and contractor preference program at the project. Over the last 15 years, Donlin Creek has hired, trained and promoted hundreds of local YK region employees. Today about 86% of the workforce onsite comes from local communities, including eight of the 10 supervisors.

Donlin Creek's site managers recognize the unique strengths of the local culture and have established an atmosphere based on mutual respect and support. Cultural sensitivity training is conducted with both Native and non-Native employees and on-site contractors. Zero tolerance for mistreating colleagues or using drugs and alcohol combined with a culture based on positive reinforcement, equality and respect has created an atmosphere that makes people proud to work at the project.

Donlin Creek's operations manager sums it up best: "We live in tents and a lot of work is done outside in inclement temperatures. It's really important that the people here enjoy themselves. We look at our camp as its own village where everyone is equal, money has no meaning and everyone is valued by what they do."

Employees' families also benefit from Donlin Creek's principles. A professional counselor who specializes in substance abuse, family counseling, workplace counseling and stress management often visits the local villages and offers assistance to families so they can better adjust to the two-week on, two-week off rotation, a shift schedule that allows for more time at home, a good monthly wage and time for traditional subsistence activities.

FUTURE WORKFORCE TRAINING

As the feasibility study revision is finalized and the project proceeds through permitting, the on-site work program will focus on maintenance of the camp facilities and providing support for ongoing studies and environmental data collection. This provides a great opportunity to focus on workforce training to ensure employment-interested residents have the skills needed to join the team if a construction decision is made. Donlin Creek is developing a training plan that will set a priority on training people from the YK region.

Should the project advance to a construction decision, it is expected that many past employees will once again be employed by Donlin Creek. The project is estimated to provide 2,000 to 3,000 jobs during construction and up to 1,000 jobs during the project's 25-year mine life.

It takes a village…

Or in Donlin Creek's case, it takes 70 villages. Donlin Creek is engaged in two-way dialogue with the surrounding federally recognized tribes to ensure culture and traditions are protected while bringing benefits to the local communities as the project advances.

They come by snow machine or by foot to the community gathering spot to enjoy some lunch, talk with their neighbors and hear about the progress of Donlin Creek. They have questions about protecting the rivers and concerns over chemical usage. The conversation is a mix of English and Yup'ik, with a translator bouncing between the two languages. They want their voices heard and many are looking for jobs.

Similar scenarios play out each winter as the Donlin Creek team travels to many of the small isolated villages scattered throughout the YK region, an area that is roughly the size of the State of Oregon. For more than a dozen years, Donlin Creek has been relying on a cross-cultural learning strategy to unite economic development with centuries-old traditions. It's an open dialogue fuelled by honest engagement and transparent, respectful communication.

It is the key to developing a gold project that is mutually beneficial.

Most residents in the YK region live a traditional subsistence lifestyle of hunting, fishing and gathering, and more than 30 percent have cash incomes well below the federal poverty threshold. The area has virtually no roads; travel is by bush plane, or by river boats in summer and snow machines in winter.

The subsistence way of life is as much a social and cultural value as an economic enterprise. Besides providing the necessary food for the year, it brings families together, defines social relationships and connects the indigenous people of the region to the land upon which their traditional way of life is built.

The economic stimulus the Donlin Creek project brings can enhance subsistence living. Salaries help buy fuel, better boats, stronger nets and dependable hunting equipment. Financial stability fosters a renewed sense of purpose, self-esteem and hope for the future among the young people.

The transition to a cash economy needs to be navigated cautiously, though, to reduce negative impacts. Lessons learned during the exploration stage, when a larger workforce was in place, are helping to guide the development of programs to support the workforce and the communities as they adapt to inevitable changes.



COMMUNITY MEMBERS HAVE AN OPPORTUNITY TO GET ALL OF THEIR QUESTIONS ANSWERED DURING DONLIN CREEK COMMUNITY PRESENTATIONS

Life coaching programs yielded impressive results in the past to help families be better prepared for work as well as time spent away from home. Drug and alcohol free camps, health and safety training and on-site counselors who routinely visit communities will continue to play a positive role in change management.

The challenge facing Donlin Creek is to transition its workforce strategy from a model that benefits a few hundred employees to one that allows many families and communities to thrive.

STAKEHOLDER ENGAGEMENT AND CONSULTATION

Donlin Creek has a very active and involved stakeholder engagement program and in 2010 consulted extensively with a number of stakeholders on many levels, from face-to-face meetings to conferences and community-based presentations.

Following are some highlights from 2010:

- Representatives from six local villages toured the Donlin Creek project site. Each village was formally invited and village leaders chose the individuals who would participate. Participants opted to either spend a day at Donlin Camp or a day and night at Donlin Camp.

- Seven regional leaders joined Donlin Creek representatives on a tour of Barrick's Golden Sunlight Mine in Whitehall, Montana. In addition to seeing an operating mine, YK residents met with community members of Whitehall to learn about the close partnerships developed between Whitehall and Golden Sunlight over the years.

- Donlin Creek gave a presentation and answered questions at the Association of Village Council Presidents Convention in Bethel, where all 56 Yup'ik tribes convene in October to discuss regional issues.

- Donlin Creek participated in the Statewide Alaska Federation of Natives Convention in October as both a sponsor and an exhibitor to address questions and concerns one-on-one with the delegates and attendees.

- Donlin Creek had a presence at the National Congress of American Indians Convention in Albuquerque, New Mexico in November.

- Donlin Creek funded Traditional Knowledge Surveys in conjunction with the State of Alaska Department of Fish and Game's Division of Subsistence Harvest data surveys to better understand which species are being harvested for consumption and the volume and quality of the subsistence harvests.

- In cooperation with the training center, Yuut Elitnaurviat (The People's Learning Center) and local school districts, Donlin Creek hosted a one-week mining exploration camp in May for high school students.

In 2010, the Donlin Creek Community Relations and Communications team was expanded to strengthen its ongoing outreach by adding Kurt Parkan as Manager, External Affairs. Prior to joining the Donlin Creek team, Kurt was the External Affairs Director with the Nature Conservancy of Alaska for five years, where his achievements included expanding the Conservancy's public profile in Alaska by building valuable relationships with government officials, Native and non-Native communities and business leaders. Kurt joins Mary Sattler, Manager, Community Development and Sustainability. Prior to joining Donlin Creek, Mary was a Democratic member of the Alaska House of Representatives, representing districts centered around Bethel from 1999 to 2009. Mary radiates the perfect balance of professional integrity and commitment to her homeland and its people to ensure the Donlin Creek project brings benefits to the local communities.

Focused on easy access to information, the communications team will be further expanded in 2011 to provide local representation throughout the region.



WHILE VISITING NUNAPITCHUK, DONLIN CREEK'S MARY SATTLER (RIGHT) STOPS TO MEET DARLENE, ONE OF THE EMPLOYEES AT THE LOCAL STORE

COMMUNITY HEALTH

Donlin Creek is supporting a partnership between the Yukon-Kuskokwim Health Corporation, the Alaska Native Tribal Health Consortium and the State of Alaska to conduct a Health Impact Assessment (HIA).

An HIA allows a company to understand what local health issues may affect the pool of employees as well as how the mine may affect the health of individuals in nearby communities.

While not a legislated requirement, the HIA is recognized within the industry as an integral part of the environmental and social impact assessment process.

The HIA begins with a systematic assessment of the current health status of the community, measuring any health risks, patterns and trends. Then it reviews the potential positive and negative health effects of the new project, using both quantitative and qualitative evidence. Finally, by analyzing the data and identifying any gaps, the project team can develop plans to protect and improve community health.

EMPLOYEES GIVE BACK

Donlin Creek employees benefit their local communities in many ways. For the past three years, Tisha Wooley, for example, has organized the "Great Clothes Giveaway," a winter clothing drive that generates 20 to 30 large boxes of donations annually for low-income school children in the Bethel region. Throughout the year, Tisha collects unwanted winter gear such as hats, coats, boots and scarves. She then coordinates with Anchorage-based Donlin Creek employees to have the items washed and sorted. Tisha, who has strong family ties to Bethel, was the first professional employee of Yup'ik Eskimo descent hired by the Donlin Creek project. Tisha was honored with Barrick's Corporate Social Responsibility award in 2010, recognizing her leadership and commitment to bettering the community of Bethel.

Planning for success

Donlin Creek is working to develop a gold project committed to stewardship, opportunities, collaboration and respect.

The Donlin Creek project is at the development stage, with permitting and construction still required before the project would be able to start production. The estimated mine life is 25 years. Yet the Company is designing the mine with closure in mind, ensuring a balance of social, environmental and economic influences throughout the decision-making process.

This strategy of full lifecycle planning promises that economic benefits and sustainable communities will outlive the project. This focus directs the Donlin Creek team as they plan the project to ensure they preserve the health, function and viability of the natural environments surrounding its operations. Some examples of design for closure elements include minimizing the footprint of the mine layout to impact as few drainages as possible, planning for concurrent reclamation during operations, fully lining the tailings storage facility, capturing all runoff and seepage from the waste rock facility, and treating any discharge of water which does not meet water quality standards.

The project relies on up to 15 years of baseline studies and environmental analysis to support decision making throughout a reiterative design process. The purpose of the environmental studies is:

- To protect subsistence resources by fully understanding them
- To design a mine that meets or exceeds environmental standards
- To submit data to regulatory agencies during the permitting process
- To monitor the environment before, during and long after operations to ensure long-term environmental protection

The complexity and size of the Donlin Creek project has led the parent companies to continually revisit the design, looking for optimization opportunities to improve efficiency and performance and reduce environmental impact.

TRACKING THE PIPELINE

As part of the optimization process, Donlin Creek is investigating the use of natural gas to generate on-site power as an alternative to diesel. The project requires 150 mega-watts of power, which in the original plan would be generated onsite with diesel fueling three turbines and a single steam generator.

Bringing natural gas to the site requires building a 12-inch buried pipeline that would run approximately 312 miles (502 kilometers)



DONLIN CREEK ENVIRONMENTAL SPECIALIST CAL CRAIG SURVEYS DRILL SITES IN ANACONDA CREEK

from Cook Inlet to the mine site. Donlin Creek worked with multiple regulatory agencies, consultants and contractors in 2010 to initiate environmental baseline and engineering studies along the proposed pipeline corridor. A nine-person Alaska Native crew, with three drill rigs and two helicopters, trekked the pipeline corridor from Cook Inlet to Donlin Creek. Using a special brine-chilled drilling method to preserve permafrost, drill samples were collected along the corridor to identify geotechnical and trenching conditions for the buried pipeline.

ENVIRONMENTAL STUDIES CONTINUE

Environmental data collection was initiated in 1996 and will continue throughout the life of the project. These studies include:

- Cultural and archaeological studies
- Social and economic studies
- Noise observations
- Surface water quality monitoring
- Groundwater quality monitoring
- Air quality monitoring
- Aquatic/fish studies
- Wetlands monitoring
- Mercury baseline studies

Donlin Creek's environmental budget was US$9.4 million for baseline studies in 2010. The data establish existing conditions and will be used to support the engineering and permitting plans. The information collected will also provide the basis for detecting any changes throughout every stage of the project and ensures the team is fully informed about the environmental complexities of the area.

MANAGING RISKS THROUGH BEST PRACTICES

Like many gold mining operations, Donlin Creek will use cyanide in the gold extraction process. Cyanide needs to be handled properly to safeguard personnel and the environment. The project is being designed to operate in accordance with the International Cyanide Management Code (ICM Code), which addresses the production, transport, storage, and use of cyanide, as well as the decommissioning of cyanide facilities. Dry sodium cyanide briquettes will be shipped to Donlin in sealed steel ISO (International Standards Organization) tanks. Once onsite, briquettes would then be dissolved into a weak, pH-controlled solution for use in the mill. Once the gold is removed from the cyanide solution through the milling process, the solution goes through a "cyanide detox" process that reduces its concentration. Barrick is a signatory to the ICM Code, and Donlin Creek intends to seek pre-operational certification under the ICM Code prior to start-up.

PREPARING FOR THE EXPECTED AND UNEXPECTED

In addition to designing with closure in mind, the Donlin Creek team is also preparing for unlikely scenarios. Efforts have been made to establish recovery plans for possible upsets, including temporary closure, to ensure any negative impacts are mitigated.

A Reclamation and Closure Plan is also required by law to ensure that when mining activity is completed, the mine is closed and the land is returned to a stable condition. The plans for restoring the native landscape are mapped out in detail and submitted to the permitting agencies for approval before the project is approved.

Reclamation involves recontouring the land, covering it with topsoil where needed, and seeding it with vegetation native to the area. Water quality monitoring will continue long after the mine is closed, along with water treatment if required to meet water quality standards. At the close of operations, any final decisions regarding closure and reclamation would be made in agreement with the landowners and regulators.



DANNY TWITCHELL, ENVIRONMENTAL SPECIALIST, COLLECTS STREAMFLOW MEASUREMENTS ON DONLIN CREEK

The proposed reclamation plan for Donlin Creek includes:
- Open pit will become a lake over time, then monitored
- Tailings area will be covered and revegetated as needed
- Waste rock facility will be recontoured, covered and seeded as needed
- All buildings and equipment will be taken apart and removed or buried according to regulations

As part of the Environment Impact Assessment and permitting process, Donlin Creek will be required to provide a bond in an amount determined by the permitting agencies to always ensure the financial ability to restore and reclaim the area.

GRI Key Performance Indicators

			Type of data	2009	2010	CHANGE %
Economic Performance						
EC1	Economic value distributed to communities	Cash donations	US$	$145,651	$133,339	-8%
		Infrastructure development	US$	0	0	Unchanged
		In-kind donations	US$	Not tracked	$26,876	-
		Scholarships & bursaries	US$	$73,855	$108,500	47%
		Sponsorships	US$	$29,150	$448,707	1,439%
EC6	Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation	Percentage of procurement spent locally	Percentage	Not published	52.2%	-
		Percentage of procurement spent nationally	Percentage	Not published	31.5%	-
		Percentage of procurement spent internationally	Percentage	Not published	16.3%	-
Environmental Performance						
Energy						
EN3 & EN4	Direct and indirect energy consumption by primary energy source	Purchased electricity	kWh	N/A	N/A	N/A
		Self-generated electricity*	kWh	0	0	Unchanged
		Natural gas for mobile equipment	m^3	0	0	Unchanged
		Natural gas for stationary equipment	m^3	0	0	Unchanged
		Propane use for mobile equipment	m^3	N/A	N/A	N/A
		Propane use for stationary equipment	m^3	7.5	7.5	0%
		Diesel use for mobile equipment	m^3	434	576	33%
		Diesel use for stationary equipment	m^3	108	144	33%
		Gasoline use for mobile equipment	m^3	147	194	32%
		Gasoline use for stationary equipment	m^3	0	0	Unchanged
		Butane	m^3	N/A	N/A	N/A
		Fuel oil	m^3	N/A	N/A	N/A
		Coal	m^3	N/A	N/A	N/A
		Wood/charcoal	m^3	N/A	N/A	N/A
		Aviation fuel**	m^3	0	0	Unchanged
		Purchased renewable energy	m^3	N/A	N/A	N/A
		Bio-diesel	m^3	N/A	N/A	N/A
Biodiversity						
MM1	Amount of land (owned or leased, and managed for production activities or extractive use) disturbed or rehabilitated	Previously disturbed	Hectares	27.1	27.2	.4%
		New disturbances	Hectares	0.08	0.12	50%
		Previously reclaimed	Hectares	27.1	27.30	1%
		New reclamation	Hectares	0.2	0.16	-20%
		Protected habitat	Hectares	0	0	Unchanged
EN15	Number of at-risk species	On or near the property	Species	2	2	Unchanged
Emissions, effluents and waste						
EN22	Recycled wastes	Scrap metal	Tonnes	11.3	7.8	-31%
		Used oil	Liters	6,037	0	-100%
		Spent batteries	Kilograms	1,570	1,634	4%
		Tires	Kilograms	0	0	Unchanged
		Paper & cardboard	Kilograms	0	0	Unchanged
		Aluminum cans	Kilograms	0	109	-
		Glass	Kilograms	0	0	Unchanged
EN23	Total number and volume of recorded spills	The total number of recorded significant spills	Quantity	2	8	300%
		The total volume of recorded significant spills	Liters	13.2 *(Hydraulic oil)*	171 *(Fuel)*	1,195%
Compliance						
EN28	Non-compliance with environmental laws	Monetary value of significant fines for non-compliance with environmental laws and regulations	US$	0	0	Unchanged

Italics = Indicates estimate based on mathematical assumptions

0 = Relevant but nil during this reporting period

Not tracked = Relevant but no data available for this reporting period

N/A = Does not apply at this time

Not published = Data were not included in reporting period

*Captured in diesel use for stationary equipment

**Project-owned or leased aircraft only

		Type of data	2009	2010	CHANGE %
Social Performance					
Employment					
LA1 Total workforce by employment type, employment contract, and region	Total number of employees	Quantity	10	24	140%
	Permanent employees	Quantity	Not published	23	-
	Local hires	Quantity	5	11	120%
	Aboriginal hires	Quantity	1	3	200%
	Shareholder hires	Quantity	Not published	30	-
	<30	Quantity	0	2	-
	30 to 50	Quantity	5	10	100%
	>50	Quantity	5	14	180%
	Men	Quantity	1	9	800%
	Women	Quantity	9	12	33%
LA3 Employee benefits	Percentage of employees receiving benefits	Percentage	Not published	96%	-
Occupational health and safety					
LA7 Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region	Fatalities	Incidents	0	0	Unchanged
	Loss-time incidents	Incidents	0	0	Unchanged
	Medical injuries	Incidents	0	1	-
	Occupational diseases	Incidents	0	0	Unchanged
	Man hours worked without loss-time injury	Man hrs worked	127,363	183,211	44%
Training and education					
LA10 Total training for employees and contractors	Health and safety training for employees	Hours	50	*2,024*	3,948%
	Health and safety training for contractors	Hours	200	*2,024*	912%
	Emergency response training for employees	Hours	20	*400*	1,900%
	Emergency response training for contractors	Hours	100	*300*	200%
	Environmental training for employees	Hours	*90*	*123*	-
	Environmental training for contractors	Hours	*80*	*80*	-
	Skill improvement training for employees	Hours	Not published	*1,043*	-
Non-discrimination					
HR4 Discrimination	The total number of incidents of discrimination during the reporting period	Incidents	0	0	Unchanged
HR9 Indigenous rights	The total number of identified incidents involving indigenous rights during the reporting period	Incidents	0	0	Unchanged
Compliance					
SO8 Non-compliance with laws and regulations	Total monetary value of significant fines	US$	0	0	Unchanged
Marketing communications					
PR7 Non-compliance concerning marketing communications	The total number of incidents of non-compliance with regulations	Incidents	0	0	Unchanged

Italics = Indicates estimate based on mathematical assumptions

0 = Relevant but nil during this reporting period

Not tracked = Relevant but no data available for this reporting period

N/A = Does not apply at this time

Not published = Data were not included in reporting period

Galore Creek Project



GALORE CREEK RESOURCES (100% BASIS)
INCLUDES 100% OF COPPER CANYON

8.9 Blbs COPPER MEASURED & INDICATED	**7.3 Mozs** GOLD MEASURED & INDICATED	**123 Mozs** SILVER MEASURED & INDICATED
0.5% AVERAGE COPPER GRADE	**0.3 g/t** AVERAGE GOLD GRADE	**4.9 g/t** AVERAGE SILVER GRADE
3.5 Blbs COPPER INFERRED	**3.3 Mozs** GOLD INFERRED	**61 Mozs** SILVER INFERRED

Galore Creek is one of the world's largest known undeveloped copper-gold-silver deposits. It is managed by Galore Creek Mining Corporation (GCMC), which is owned equally by NovaGold and Teck Resources Limited. GCMC has completed a number of optimization studies for Galore Creek and by the end of Q2-2011 will finalize a pre-feasibility study for the project based on the new mine design. The pre-feasibility study will provide capital cost estimates, potential permitting, construction and production timelines, and potential cash flow estimates.

Since acquiring Galore Creek in 2003, NovaGold's exploration team has more than tripled the size of the project's resource base. In August 2007, a 50/50 partnership was formed with Teck and three months later, due to escalating cost estimates and a longer-than-anticipated construction schedule, development activities were suspended and a new development approach was undertaken.

Teck is a diversified resource company committed to responsible mining and mineral development. With a global workforce of more than 8,000 employees, Teck has interests in mining and processing operations in Canada, the United States and South America and exploration around the world. Worldwide, Teck is an important producer of copper, the second largest exporter of seaborne metallurgical coal and second largest producer of zinc concentrate. Teck's sustainability efforts were recognized in 2008, when it was named to the Dow Jones Sustainability Index (DJSI), North America. In September 2010, Teck was named to the Dow Jones Sustainability Index World, indicating that Teck's sustainability practices rank in the top 10% of companies in the resource sector, worldwide.

Operating responsibly and sustainably drives Teck's approach to business and is inherent to its culture. While the company fully reports its sustainability progress, Teck does not publish specific data about projects not in production. NovaGold communicates frequently with Teck's sustainability leaders, and all of the sustainability data in this report have been approved by both partners and the project manager.





ALASKA
BRITISH COLUMBIA
Juneau
Dease Lake
Telegraph Creek
Iskut
BRITISH COLUMBIA
GALORE CREEK
HWY 37
Wrangell
ALASKA
USA
Stewart
HWY 16
Smithers
Prince Rupert
HWY 16

Galore Creek Project

The Galore Creek copper-gold-silver project is located in northwestern British Columbia, approximately 93 miles (150 kilometers) northwest of Stewart. Galore Creek is owned equally by NovaGold and Teck Resources, with all aspects of the project overseen by Galore Creek Mining Corporation (GCMC), a jointly controlled operating company.

The Galore Creek property comprises 298,840 acres (118,900 hectares) of British Columbia mineral claims located within Tahltan Nation territory.

Since NovaGold initiated work on the Galore Creek project in 2003, the project has received a high level of support from local communities, First Nations groups and the British Columbia Government. In February 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan Nation, ensuring collaboration between both parties for mine planning, mine operation and environmental protection.

With 786 million tonnes of copper-gold-silver porphyry measured and indicated resource, 411 million tonnes of inferred resource and a number of untested targets, there remains considerable potential to increase the resource base at Galore Creek.



Advancing one of the world's largest known undeveloped copper-gold-silver deposits

The Galore Creek project could play an important role in supporting the economic, cultural and political advancement of Northwestern British Columbia.

The Galore Creek project is located in the Galore Creek Valley in northwestern British Columbia. The property is within the Stikine River drainage, which empties into the Pacific Ocean near Wrangell, Alaska. The property is located within Tahltan Nation lands. Important Tahltan communities include Dease Lake, Telegraph Creek and Iskut, which are all within 250 miles (400 kilometers) from the project site by existing and proposed roads.

NovaGold received construction permits in June 2007 based on a 2006 feasibility study for the project, and during 2007 the construction team completed six camps and other support infrastructure and made significant progress on the access road, bridges and tunnel. In November 2007, NovaGold and Teck suspended construction activities at Galore Creek during a period of increasing capital costs.

Since then GCMC has focused its efforts on care and maintenance of the existing infrastructure while initiating engineering and optimization studies to identify alternative development strategies for the project. Based on these studies, a preferred project design was chosen and GCMC initiated a pre-feasibility study for the optimized mine plan, with completion scheduled for the end of Q2-2011. The pre-feasibility study will provide capital cost estimates, potential permitting, construction and production timelines, and an updated resource estimate using expected long-term commodity prices.

Primary changes to the project include:

- Relocation of the tailings facility allowing for construction of a conventional tailings dam
- Relocation of the processing facilities allowing for future expansion
- Realignment of the tunnel and reduction in length of the access road
- Larger mill designed to handle 95,000 tonnes per day

Current plans envision the ore being crushed in the valley and then conveyed through the tunnel and along the access road to the processing plant. A trade-off study will identify the best alternative for transport of concentrate from the processing plant to market.


GALORE CREEK SITE
Tunnel
Mill and Tailings Facilities
Pioneered Road
Access Road up to Km40
Highway 37
Proposed Government 287-KV Transmission Line
BRITISH COLUMBIA

ECONOMIC VALUE

A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources, including the nearby Copper Canyon deposit, of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver.

GCMC expended approximately C$16.0 million in the fiscal year ended November 30, 2010. Under the terms of the Galore Creek Partnership Agreement, Teck is funding all costs for the project until it completes its earn-in obligations. At 2010 fiscal year end, the Galore Creek Partnership had cash of C$1.6 million and Teck had approximately C$13.2 million remaining in project contributions to earn its 50% interest in the project.

LOCAL SPENDING

CANADIAN DOLLARS


99.0% Local purchase of goods, materials & services
.1% National purchase of goods, materials & services
.9% International purchase of goods, materials & services
C$12 Million Total

COMMUNITY BENEFITS
CANADIAN DOLLARS



$1,000 In-kind donations

$15,000 Scholarships & bursaries

$10,000 Sponsorships

$250,000 Tahltan Heritage Trust Fund

C$276,000 Total

VALUE ADDED
CANADIAN DOLLARS



2% Community investment

14% Wages & benefits

84% Local purchase of goods, materials & services

C$14.2 Million Total

TAHLTAN PARTNERSHIP

The Tahltan Nation were involved in the planning of the Galore Creek project and their Traditional Knowledge about the region guided many design decisions.

In 2006, NovaGold and the Tahltan Nation signed a Participation Agreement that defines the working relationship at Galore Creek and outlines opportunities for Tahltan individuals and businesses to benefit from the project. Despite the ups and downs over the past few years, the relationship remains strong and the Tahltan remain committed to project development. The Tahltan have continued to be involved at the project through the pre-feasibility process. GCMC and the partners have consulted and communicated regularly with Tahltan leaders and community members about changes to the project design, and continue to hire locally and use local businesses to support project development.

ECONOMIC CONTRIBUTION

The Participation Agreement, heralded at the time of signing as a ground-breaking agreement in the Canadian mining industry, provides real benefits and collaboration opportunities for the Tahltan Nation. In addition to training and employment of Tahltan members and preferential use of Tahltan businesses, the agreement provides financial and other support to the Tahltan Heritage Trust Fund, which is managed by Tahltan Central Council (TCC) to support its priorities. Trust Fund payments will increase as the project advances and are guaranteed to be no less than C$1 million annually during mine operations. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of C$1 million or a 0.5% to 1.0% net smelter royalty each year.

In 2010, GCMC contributed C$1.9 Million to the local economy through employee salaries and benefits. Work at the site is supported by nine Tahltan enterprises and Tahltan joint ventures.

SOCIAL COMMITMENTS

GCMC's commitment to open, transparent and mutually beneficial relationships with local communities is at the heart of its strategy for successful resource development. The Participation Agreement provides certainty for local communities that Galore Creek will be developed with the support and involvement of the Tahltan Nation.

To help local students, GCMC provides $15,000 annually to fund a bursary program. Bursaries offer quite a wide range of scope and coverage for its beneficiaries. Ten bursaries were awarded during 2010 for both academic and non-academic achievements, ranging in value from $1,000 to $2,500.

NovaGold, GCMC and Teck each contributed $10,000, for a total of $30,000, in support of the 100th Anniversary of the Declaration of the Tahltan Tribe. The Declaration was signed on October 18, 1910, to assert Tahltan sovereignty over traditional lands. The Declaration calls for the settling of treaties, adequate compensation for relinquishing title and formalizing relations between Tahltans and the provincial and federal governments. A number of NovaGold team members participated in the celebrations.

Safety is a way of life at Galore Creek

The wellbeing of the people at Galore Creek is the organization's highest priority. This tight-knit group naturally integrates safety measures into everything they do, and they keep a watchful eye on their colleagues, too.

"Safety First" is the motto of every manager, employee and contractor working at the Galore Creek project. The site's Safety Advisor credits the people with the project's success, saying their acceptance of safety procedures makes safety an instinctive component of work and life at the project.

The proof is in the numbers. At December 31, 2010, the Galore Creek workforce had worked 965 days, or 1.5 million man hours, without a serious accident or loss-time incident.

The introduction of an injury prevention program was the first step in controlling and reducing the risk of injuries associated with the work environment. The program involves regular communication through a combination of daily toolbox meetings, weekly safety meetings and monthly camp safety meetings. Part of the program includes an inspection to identify areas that pose a threat to staff, and then removing the hazards.

Topics range from operating procedures for a task to housekeeping issues at camp. The objective is to offer people a forum to speak freely. For example, during the winter, a two-inch layer of ice that formed on the ground was considered acceptable risk until someone spoke out, and the situation was quickly resolved before an injury occurred.

A Health and Safety Committee with 10 representatives guides the program at camp, which houses up to 80 people. The safety program includes basic training and safety orientations, but is also very proactive with engaging staff about possible threats. Cold weather injuries, incident reporting, helicopter safety and emergency response procedures are four of the subjects reviewed in 2010. The team also held an impromptu wild fire drill during last summer's warm, dry weather spell.

A LOOK AT THE WORKFORCE

The Galore Creek project relies on a dedicated group of employees and contractors, with approximately three contractors for every GCMC employee. The Tahltan Nation plays a significant role in the workforce, making up 47% of the employee base, plus additional involvement through the nine Tahltan-based contractors. GCMC supports a preferred local hiring policy governed in part through the Participation Agreement with the Tahltan Nation.

HEALTH AND SAFETY RECORD
INCIDENTS



Most employees at site have a history with the project and turnover is low. Last year, only two positions were vacated when one person chose not to return after maternity leave and another retired.

Work rotation may vary, but generally the rotation is 17 days on followed by 11 days off, with all site employees staying in camp during the work shift. The Participation Agreement also enables the project's Tahltan employees to participate in Tahltan culture: to take time off for hunting and fishing, to participate in cultural events and to attend funerals. GCMC respects the culture and traditions of its Tahltan partners and has incorporated those traditions into the fabric of the Galore Creek project.

GCMC strives for good labor relations and is committed to providing competitive remuneration, career-development opportunities and a fair and non-discriminatory workplace. Eighty-one percent of employees are permanent and receive full health and dental benefits. The voluntary RRSP matching program is open to all permanent employees and 100% participate, contributing up to 5% of their salary, which is then matched by GCMC. The Annual Incentive program, new in 2010, offers an annual performance-based bonus built around individual and GCMC targets.

Meaningful and respectful dialogue

A relationship built on mutual benefit and respect supports the Galore Creek project and its neighbors, even during uncertain times.

It takes a special kind of determination and commitment to relentlessly pursue a goal until success is achieved. Most people involved with Galore Creek are very familiar with this unique level of dedication.

The decision to suspend construction at Galore Creek at the end of 2007 was difficult for everyone involved. GCMC worked closely with local communities during this difficult time to minimize the burden to businesses and families. And there is still a strong allegiance to the project throughout the surrounding communities of Dease Lake, Telegraph Creek and Iskut, where individuals and businesses eagerly await results of the pre-feasibility study and decision from the partners.

STAKEHOLDER ENGAGEMENT AND CONSULTATION

While it may be easier to deliver positive news, the project's community coordinator, Ann Ball, a Tahltan member who has been with the project since the beginning, knows it's important to communicate even when there's no news.

Ann, the longest standing employee with the project, successfully bridges the gap between the project, the communities and the Tahltan Nation by communicating regularly with all. Her greatest challenge in the past few years was managing expectations. Ann models GCMC's commitment to fair collaboration and respectful relationships.

GCMC continues to work closely with Tahltan members and businesses and local regulators to ensure they are well informed of activities and opportunities at the project, even during care and maintenance.

Following are some highlights from 2010:

- Six information sharing sessions were held, with two each in Dease Lake, Telegraph Creek and Iskut
- Two newsletters were published and distributed
- GCMC hosted the third annual Canada Day Celebration, raising $700 for Dease Lake Minor Hockey from the concession stand

The outcome of the pre-feasibility study will take center-stage at the end of Q2-2011, and GCMC is actively preparing for a strong stakeholder engagement and consultation program.



PAUL COCKLIN, GALORE CREEK SITE MANAGER, AND DARYL CARROLL, SUPERVISOR, MOBILE EQUIPMENT/MAINTENANCE, AT THE DEASE LAKE ANNUAL BARBECUE

Working in harmony with the natural environment

Respectful of the Traditional Knowledge of the Tahltan people, NovaGold has modified many development concepts, including the location and design of roads and facilities, to accommodate Tahltan interests.

By any standard, the Tahltan traditional territory is valuable. It is the centuries-old homeland of more than a thousand First Nations people. Many wildlife species roam the area and the waterways are active with salmon and trout. About 25 different types of edible berries grow freely along the trails. Visitors to this remote area of northwestern British Columbia enthusiastically describe the scenery as spectacular and rugged.

Rich in natural resources, the area is also home to one of the world's largest known undeveloped copper-gold-silver deposits. By working collaboratively since 2003, NovaGold and the Tahltan Nation are committed to protecting this natural ecosystem while providing the benefits of financial stability to employees, local businesses and tribal members.

GCMC's Environmental Performance Committee, typically made up of three Tahltan and three GCMC representatives, continues to meet quarterly to monitor, assess and mitigate environmental risk. And at site, environmental risk assessment remains at the forefront of everything the team does.

TAKING CARE OF BUSINESS

Following the halt of construction at the end of 2007, the Galore Creek project reverted to a care and maintenance model to protect the existing infrastructure. While the workload is remarkably different, the commitment to environmental protection is unchanged.

GCMC's commitment to environmental protection starts with a proactive attitude to environmental stewardship. An Environmental Management Plan, which assesses risks associated with equipment, fuelling and the forthcoming procedure, is created in advance of any field activity. A pre-work meeting follows to ensure everyone is aware of the potential negative impacts, and everyone signs off on the plan. Prevention is key. For example, sediment fencing is often installed while work is being done near waterways to prevent accidental runoff.

GCMC's commitment is supported by a watchful eye. Environmental staff, composed of GCMC staff and contractors from Tahltan companies, provide constant oversight of the work, especially around streams. And GCMC's environmental commitment concludes with an effort to return the area to a stable and natural condition, primarily through revegetation with native species.

Work in 2010 exemplifies this commitment. As part of a small drill program, which was conducted to support the development of the pre-feasibility study, the environmental team initially assessed the location of the drill holes and drill pads as plotted on the map, then visited the sites to ensure they were situated well away from waterways and fluids were properly contained. Progress was continually monitored and at the end of work all wastes were removed. Remediation and revegetation activity followed to reclaim any disturbed areas.

While revegetation is an ongoing practice, this activity was increased in 2010 along the constructed roadway. Revegetation is critical to stabilize the soils, control erosion and reduce maintenance, as it helps to keep the ditches from clogging with sediment. In 2010, the GCMC enhanced revegetation program involved:

- Planting 3,000 mixed species trees
- Heli-seeding 22 acres (9 hectares) of remote areas
- Hydro-seeding 9 acres (4 hectares)
- Hand-seeding 40 acres (16 hectares) of roadside patches

Site work in 2010 resulted in 13 minor oil and fuel spills, all less than 10 liters, with the majority being five liters or less. The spills were all contained to the immediate area. There were no wildlife incidents in 2010 nor were there any issues with erosion or sedimentation.



REVEGETATION PROGRESS ON CUT SLOPES ALONG THE GALORE CREEK ACCESS ROAD



SLOPE STABILIZATION ALONG THE GALORE CREEK ACCESS ROAD INCLUDED INSTALLATION OF EROSION CONTROL BLANKETS

BETTER BY DESIGN

NovaGold and Teck have completed a number of optimization studies to improve efficiency and reduce the risks associated with construction and operations. The preferred project plan includes expanded throughput and a lower-risk design. While the new processing plant will have a larger footprint, the tailings dam's conventional design and location on a flatter, broader area reduces risk. In addition, relocating the tailings facility and processing plant has shortened the access road by approximately 30 miles (48 kilometers), resulting in less land disturbance and lower risk to waterways.

Some components of the revised Galore Creek mine plan, such as the mill and tailings location, will require new permits or amendments to existing permits. The majority of permits required for road construction remain in good standing. GCMC may continue with road and bridge work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and reducing the need for helicopter support. A decision regarding next steps will be made once the pre-feasibility results are reviewed.

ENERGY USE

The project will primarily use electric power, with a power line built along the access road to tie into the 287-kV proposed Northwest Transmission Line (NTL). The British Columbia and Canadian governments have pledged to build a 214-mile (344-kilometer) transmission line that will run between Skeena Substation, near Terrace, and a new substation to be built near Bob Quinn Lake. This new line would provide a reliable supply of clean power to potential mineral and industrial developments in the area, provide a secure interconnection point for clean power projects, and potentially assist certain northwest communities to access the electricity grid rather than obtaining their power from diesel generators.

The Forrest Kerr hydroelectric project will be one of the primary clean power projects supplying power for the NTL. NovaGold purchased the Forrest Kerr project in 2006, completed the necessary environmental and engineering studies to advance the project to feasibility and then executed its business plan of realizing value from non-core assets by selling the project in 2008 to AltaGas, an energy infrastructure company with the resources and expertise to rapidly advance Forrest Kerr and facilitate the development of power transmission infrastructure in the region.

The NTL project received Provincial environmental approval in February and Federal approval in early May 2011. British Columbia Hydro and Power Authority still needs to obtain the necessary provincial licenses, leases and other approvals, but contractor selection is underway and construction of the NTL is expected to begin in spring 2011, with completion by the end of 2013.

CHANCE ARCHAEOLOGICAL FINDS

Archaeological artifact discovery training continues to pay off at Galore Creek, with two chance finds in 2010. Both contained pieces of obsidian, a volcanic glass historically used as a blade for cutting tools. GCMC has a standard operating procedure in place to protect the archaeological and cultural heritage value of the property, which includes halting activity and recording information with photos and notes, followed by further investigation by the project archaeologist from Rescan Environmental Services.

BASELINE DATA COLLECTION CONTINUES

When Galore Creek was granted its original Environmental Assessment Certificate in 2007, government agencies commented that the Galore Creek team had produced the most comprehensive environmental assessment completed to date in British Columbia, establishing a high standard for new projects.

That dedication continues and the crew and consultants continue with environmental baseline studies to address data gaps associated with the revised mine plan. Baseline studies currently underway include aquatics, fisheries, hydrology, meteorology, soils and terrain, vegetation and ecosystems, and wildlife.

GRI Key Performance Indicators

			Type of data	2009	2010	CHANGE %
Economic Performance						
EC1	Economic value distributed to communities	Cash donations	C$	0	0	Unchanged
		Infrastructure development	C$	0	0	Unchanged
		In-kind donations	C$	$12,000	$1,000	-92%
		Scholarships & bursaries	C$	$15,000	$15,000	Unchanged
		Sponsorships	C$	0	$10,000	-
		Tahltan Heritage Trust Fund	C$	$250,000	$250,000	Unchanged
EC6	Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation	Percentage of procurement spent locally	Percentage	Not published	99.10%	-
		Percentage of procurement spent nationally	Percentage	Not published	.01%	-
		Percentage of procurement spent internationally	Percentage	Not published	.89%	-
Environmental Performance						
Energy						
EN3 & EN4	Direct and indirect energy consumption by primary energy source	Purchased electricity	kWh	0	0	Unchanged
		Self-generated electricity*	kWh	0	0	Unchanged
		Natural gas for mobile equipment	m³	0	0	Unchanged
		Natural gas for stationary equipment	m³	N/A	N/A	N/A
		Propane use for mobile equipment	m³	0	0	Unchanged
		Propane use for stationary equipment	m³	9.4	23	145%
		Diesel use for mobile equipment	m³	410	420	2%
		Diesel use for stationary equipment	m³	200	240	20%
		Gasoline Use for mobile equipment	m³	0.8	0.5	-38%
		Gasoline use for stationary equipment	m³	0	1.5	N/A
		Butane	m³	N/A	N/A	N/A
		Fuel oil	m³	N/A	N/A	N/A
		Coal	m³	N/A	N/A	N/A
		Wood/charcoal	m³	N/A	N/A	N/A
		Aviation fuel	m³	14.3	265	1,753%
		Purchased renewable energy	m³	N/A	N/A	N/A
		Bio-diesel	m³	N/A	N/A	N/A
Biodiversity						
MM1	Amount of land (owned or leased, and managed for production activities or extractive use) disturbed or rehabilitated	Previously disturbed	Hectares	20	21.5	8%
		New disturbances	Hectares	1.5	1.2	-20%
		Previously reclaimed	Hectares	2	14.0	600%
		New reclamation	Hectares	12	8.7	-28%
		Protected habitat	Hectares	0	0	Unchanged
EN15	Number of at-risk species	On or near the property	Species	1	1	Unchanged
Emissions, effluents and waste						
EN22	Recycled wastes	Scrap metal	Tonnes	15	12.5	-17%
		Used oil	Liters	7,000	8,800	26%
		Spent batteries	Kilograms	300	1,212	304%
		Tires	Kilograms	1,200	500	-58%
		Paper & cardboard	Kilograms	*600*	*1,000*	*67%*
		Aluminum cans	Kilograms	120	100	-17%
		Glass	Kilograms	0	0	Unchanged
EN23	Total number and volume of significant spills	The total number of recorded significant spills	Quantity	0	13	Unchanged
		The total volume of recorded significant spills	Liters	0	*31.5*	Unchanged
Compliance						
EN28	Non-compliance with environmental laws	Monetary value of significant fines for non-compliance environmental laws and regulations	C$	0	0	Unchanged

Italics = Indicates estimate based on mathematical assumptions   *Captured in diesel use for stationary equipment*

0 = Relevant but nil during this reporting period

Not tracked = Relevant but no data available for this reporting period

N/A = Does not apply at this time

Not published = Data were not included in reporting period

		Type of data	2009	2010	CHANGE %
Social Performance					
Employment					
LA1 Total workforce by employment type, employment contract, and region	Total number of employees	Quantity	19	17	-11%
	Permanent employees	Quantity	18	14	-22%
	Local hires	Quantity	14	13	-7%
	Tahltan Nation hires	Quantity	8	8	Unchanged
	<30	Quantity	3	2	-33%
	30 to 50	Quantity	14	12	-14%
	>50	Quantity	2	3	50%
	Men	Quantity	14	13	-7%
	Women	Quantity	5	4	-20%
LA3 Employee benefits	Percentage of employees receiving benefits	Percentage	100%	100%	Unchanged
Occupational health and safety		Incidents			
LA7 Rates of injury, occupational diseases, lost days, and absenteeism, and. number of work-related fatalities by region	Fatalities	Incidents	0	0	Unchanged
	Loss-time injuries	Incidents	0	0	Unchanged
	Medical injuries	Incidents	Not published	1	-
	Occupational diseases	Incidents	Not published	0	-
	Man hours worked without loss-time injury	Man hrs worked	102,600	88,160	-14%
Training and education					
LA10 Total training for employees and contractors	Health and safety training for employees	Hours	48	*166.6*	247%
	Health and safety training for contractors	Hours	360	*2,082.5*	478%
	Emergency response training for employees	Hours	16	*40*	150%
	Emergency response training for contractors	Hours	120	*110*	-8%
	Environmental training for employees	Hours	Not published	*20*	-
	Environmental training for contractors	Hours	Not published	*200*	-
	Skill improvement training for employees	Hours	N/A	N/A	Unchanged
Non-discrimination					
HR4 Discrimination	The total number of incidents of discrimination during the reporting period	Incidents	0	0	Unchanged
HR9 Indigenous rights	The total number of identified incidents involving indigenous rights during the reporting period	Incidents	0	0	Unchanged
Compliance					
SO8 Non-compliance with laws and regulations	Total monetary value of significant fines	C$	0	0	Unchanged
Marketing communications					
PR7 Non-compliance concerning marketing communications	The total number of incidents of non-compliance with regulations	Incidents	0	0	Unchanged

Italics = Indicates estimate based on mathematical assumptions

0 = Relevant but nil during this reporting period

Not tracked = Relevant but no data available for this reporting period

N/A = Does not apply at this time

Not published = Data were not included in reporting period

2010 GRI Key Performance Indicators

			Corporate	Donlin Creek	Galore Creek
		Type of Data	2010	2010	2010
Economic Performance					
EC1	Direct economic value generated and distributed, including revenues, operating costs employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments				
	Revenues	$	C$1.08 M	0	0
	Operating costs	$	C$7.67 M	US$42.95 M	C$7.5M
	Employee wages and benefits	$	C$7.30 M	US$3.38 M	C$1.94M
	Payments to providers of capital	$	C$5.34 M	0	0
	Payments to governments (taxes)	$	C$83,000	0	0
	Payments to governments (payroll taxes, employer portion only)	$	0	US$51,084	C$59,849
	Land use payments to local communities	$	N/A	US$850,000	0*
	Community investments [donations, sponsorships, scholarships, etc]	$	C$35,000	US$717,422	C$276,000
EC4	Significant financial assistance received from government				
	Tax relief/credits	Percentage	0	0	0
	Subsidies	Percentage	0	0	0
	Investment grants, research and development grants	Percentage	0	0	0
	Awards	Percentage	0	0	0
	Royalty holidays	Percentage	0	0	0
	Export credit agencies	Percentage	0	0	0
	Financial incentives	Percentage	0	0	0
EC6	Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation				
	Percentage of procurement spent locally	Percentage	52.7%	52.2%	99.1%
	Percentage of procurement spent nationally	Percentage	47.0%	31.5%	.01%
	Percentage of procurement spent internationally	Percentage	0.3%	16.3%	.89%
Environmental Performance					
Energy					
EN3 & EN4	Direct and indirect energy consumption by primary energy source.				
	Purchased electricity	kWh	Not tracked	N/A	N/A
	Self-generated electricity	kWh	N/A	**0	**0
	Natural gas for mobile equipment	m³	N/A	N/A	N/A
	Natural gas for stationary equipment	m³	N/A	N/A	N/A
	Propane use for mobile equipment	m³	N/A	N/A	0
	Propane use for stationary equipment	m³	N/A	7.5	23
	Diesel use for mobile equipment	m³	N/A	576	420
	Diesel use for stationary equipment	m³	N/A	144	240
	Gasoline use for mobile equipment	m³	N/A	194	0.5
	Gasoline use for stationary equipment	m³	N/A	N/A	1.5
	Butane	m³	N/A	N/A	0
	Fuel oil	m³	N/A	N/A	0
	Coal	m³	N/A	N/A	N/A
	Wood/charcoal	m³	N/A	N/A	N/A
	Aviation fuel	m³	N/A	***0	265
	Purchased renewable energy	m³	N/A	N/A	N/A
	Bio-diesel	m³	N/A	N/A	N/A
Biodiversity					
MM1	Amount of land (owned or leased, and managed for production activities or extractive use) disturbed or rehabilitated				
	Previously disturbed	Hectares	N/A	27.2	21.5
	New disturbances	Hectares	N/A	0.12	1.2
	Previously reclaimed	Hectares	N/A	27.3	14.0
	New reclamation	Hectares	N/A	0.16	8.7
	Protected habitat	Hectares	N/A	0	0
EN15	Number of at-risk species				
	On or near the property	Species	N/A	2	1
Emissions, effluents and waste					
EN22	Recycled wastes				
	Scrap metal	Tonnes	N/A	0	12.5
	Used oil	Liters	N/A	0	8,800
	Spent batteries	Kilograms	Not tracked	1,634	1,212
	Tires	Kilograms	N/A	0	500
	Paper & cardboard	Kilograms	Not tracked	N/A	1000
	Aluminum cans	Kilograms	Not tracked	109	100
	Glass	Kilograms	Not tracked	N/A	0

Italics = Indicates estimate based on mathematical assumptions

0 = Relevant but nil during this reporting period

Not tracked = Relevant but no data available for this reporting period

N/A = Does not apply at this time

Not published = Data were not included in reporting period

*Payment as part of Tahltan Participation Agreement is reflected in community investments

**Captured in diesel use for stationary equipment

***Project-owned or leased aircraft only

		Type of Data	Corporate 2010	Donlin Creek 2010	Galore Creek 2010
EN23 Significant spills	Number of recorded significant spills	Quantity	N/A	8	13
	Volume of recorded significant spills	Liters	N/A	171	*31.5*
Compliance					
EN28 Non-compliance with environmental laws and regulations	Significant fines for non-compliance with environmental laws and regulations	$	0	0	0
Social Performance					
Employment					
LA1 Total workforce by employment type, employment contract, and region	Total number of employees	Quantity	33	24	17
	Permanent employees	Quantity	31	23	14
	Local hires	Quantity	30	11	13
	Aboriginal hires	Quantity	N/A	3	8
	Shareholder hires	Quantity	N/A	30	8
	<30	Quantity	4	2	2
	30 to 50	Quantity	17	10	12
	>50	Quantity	12	14	3
	Men	Quantity	15	9	13
	Women	Quantity	18	12	4
LA3 Employee benefits	Percentage of employees receiving benefits	Percentage	94%	96%	100%
Occupational health and safety					
LA7 Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region	Fatalities	Incidents	0	0	0
	Loss-time injuries	Incidents	0	0	0
	Medical injuries	Incidents	0	1	1
	Occupational diseases	Incidents	0	0	0
	Man hours worked without loss-time injury	Man hrs worked	N/A	183,211 M	88,160 M
Training and education					
LA10 Total training for employees and contractors	Health and safety training for employees	Hours	129	*2,024*	*166*
	Health and safety training for contractors	Hours	0	*2,024*	*2,082*
	Emergency response training for employees	Hours	N/A	*400*	*40*
	Emergency response training for contractors	Hours	N/A	*300*	*110*
	Environmental training for employees	Hours	16	*123*	*20*
	Environmental training for contractors	Hours	N/A	*80*	*200*
	Skill improvement training for employees	Hours	193	Not tracked	Not tracked
Non-discrimination					
HR4 Discrimination	The total number of incidents of discrimination during the reporting period	Incidents	0	0	0
HR9 Indigenous rights	The total number of identified incidents involving indigenous rights during the reporting period	Incidents	0	0	0
Compliance					
SO8 Non-compliance with laws and regulations	Total monetary value of significant fines	$	0	0	0
Marketing communications					
PR7 Non-compliance concerning marketing communications	The total number of incidents of non-compliance with regulations	Incidents	0	0	0

Italics = Indicates estimate based on mathematical assumptions

0 = Relevant but nil during this reporting period

Not tracked = Relevant but no data available for this reporting period

N/A = Does not apply at this time

Not published = Data were not included in reporting period

Cautionary Notes

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans at the Donlin Creek project, the Galore Creek Project and the Ambler project, estimated production, capital and operating cash flow estimates and other matters. Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold's Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold's annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

CAUTIONARY NOTE CONCERNING RESERVE & RESOURCE ESTIMATES

This report uses the term "resources", "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report "resources" as in-place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Reserve & Resource Table

RESERVES

Property % Ownership	Reserve Category	Tonnes Millions	Au g/t	Ag g/t	In Situ Grade Cu %	Zn %	Pb %
Donlin Creek (1) approximately 0.74 g/t Au Cutoff *50% Ownership - 50% Owned by Barrick Gold U.S. Inc.*	Proven Probable **Total P&P**	7.0 460.7 **467.7**	2.46 2.23 **2.23**				

RESOURCES *(exclusive of Reserves)*

Property % Ownership	Resource Category	Tonnes Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %
Donlin Creek (2)(3) approximately 0.74 g/t Au Cutoff *50% Ownership - 50% Owned by Barrick Gold U.S. Inc.*	Measured Indicated **Total M&I** Inferred	0.2 39.6 **39.8** 58.4	6.61 3.34 **3.36** 2.35				
Galore Creek (2)(4) 0.21% CuEq Cutoff *50% Ownership - 50% Owned by Teck Resources Limited*	Measured Indicated **Total M&I** Inferred	4.7 781.0 **785.7** 357.7	0.37 0.29 **0.29** 0.18	4.41 4.88 **4.87** 3.69	0.52 0.52 **0.52** 0.36		
Copper Canyon (2)(5) 0.6% CuEq Cutoff *60% Ownership - 40% Owned by Copper Canyon Resources Inc.*	Inferred **Total Inferred**	53.7 **411.4**	0.73 **0.25**	10.60 **4.60**	0.50 **0.38**		
Ambler (2)(6)(7) $75 NSR / Tonne Cutoff *100% Ownership*	Measured Indicated **Total M&I** Inferred	 16.8 **16.8** 12.1	 0.83 **0.83** 0.67	 59.62 **59.62** 48.04	 4.14 **4.14** 3.53	 6.02 **6.02** 4.94	 0.94 **0.94** 0.79

Total Proven & Probable Reserves Contained Metal
Total Measured & Indicated Contained Metal (exclusive of Reserves)
Total Inferred Contained Metal

Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)

| Total Contained Metal | | | | | NovaGold Share Net After Earn-Ins | | | | | |
Moz Au	Moz Ag	Mlb Cu	Mlb Zn	Mlb Pb	Moz Au	Moz Ag	Moz AuEq	Mlb Cu	Mlb Zn	Mlb Pb
0.55					0.28		0.28			
33.04					16.52		16.52			
33.59					**16.80**		**16.80**			

Moz Au	Moz Ag	Mlb Cu	Mlb Zn	Mlb Pb	Moz Au	Moz Ag	Moz AuEq	Mlb Cu	Mlb Zn	Mlb Pb
0.04					0.02		0.02			
4.25					2.13		2.13			
4.29					**2.15**		**2.15**			
4.41					2.21		2.21			
0.06	0.67	54.1			0.03	0.34	0.04	27.0		
7.21	122.42	8,872.3			3.61	61.21	4.62	4,436.1		
7.27	**123.09**	**8,926.3**			**3.64**	**61.55**	**4.66**	**4,463.2**		
2.06	42.49	2,858.3			1.03	21.24	1.38	1,429.1		
1.26	18.36	592.0			0.76	11.02	0.94	355.2		
3.32	**60.85**	**3,450.3**			**1.78**	**32.26**	**2.32**	**1,784.3**		
0.45	32.29	1,538.3	2,237.0	350.3	0.45	32.29	0.98	1,538.3	2,237.0	350.3
0.45	**32.29**	**1,538.3**	**2,237.0**	**350.3**	**0.45**	**32.29**	**0.98**	**1,538.3**	**2,237.0**	**350.3**
0.26	18.67	939.9	1,316.9	211.6	0.26	18.67	0.57	939.9	1,316.9	211.6
33.59					**16.80**		**16.80**			
12.01	**155.38**	**10,464.7**	**2,237.0**	**350.3**	**6.23**	**93.83**	**7.79**	**6,001.5**	**2,237.0**	**350.3**
7.99	**79.52**	**4,390.2**	**1,316.9**	**211.6**	**4.25**	**50.93**	**5.10**	**2,724.3**	**1,316.9**	**211.6**

Notes

1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.

2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.

3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.

4. Sums may not agree due to rounding.

RESOURCE FOOTNOTES:

(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

(3) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(4) The copper-equivalent grade was calculated as follows:

CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection.

(5) The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%.

(6) Resources stated as contained within a potentially economically minable underground shapes above a US$75.00/t NSR cut-off.

(7) NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination.

TECHNICAL REPORTS AND QUALIFIED PERSONS

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualified Persons	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure
DONLIN CREEK	Kirk Hanson P.E., AMEC Gordon Seibel M.AusIMM, AMEC Simon Allard, P.Eng. Gregory Wortman P.Eng., AMEC Alexandra Kozak P.Eng., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf
DONLIN CREEK	Kevin Francis, P.Geo. NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	www.novagold.com/section.asp?pageid=13238
GALORE CREEK	Kevin Francis, P.Geo. NovaGold Resources Inc.	Galore Creek Property NI 43-101 Technical Report - January 25, 2008	www.novagold.net/upload/technical_reports/GaloreCreekJan2008TechReport.pdf
COPPER CANYON	Erin Workman, P.Geo. NovaGold Resources Inc	Not publicly released - updated March 2008	
AMBLER	Russ White, P.Geo. SRK Consulting Neal Rigby, C.Eng., MIMMM, Ph.D. SRK Consulting	NI 43-101 Preliminary Economic Assessment Ambler Project - May 9, 2011	www.novagold.com/upload/pdf/Ambler_PEA_May2011.pdf

GRI Index

REPORTING LEVEL
- ● Fully Reported
- ◐ Partially Reported
- ○ Not Reported
- ⊗ Not Applicable

GRI Indicator	Subject	Level	Reference	Direct Answer or Comment
PROFILE DISCLOSURES				
1.1	Chief executive statement	Fully Reported	8-10	
1.2	Description of key impacts, risks, and opportunities	Fully Reported	8-10, 11, 18, 50-51, 63-64	
2.1 - 2.10	Organizational profile, structure, markets	Fully Reported	Cover, 4, 6-7, 15-16, 27- 28,	Because none of the Company's operations are currently producing metals, there is no market served
3.1 - 3.13	Report profile, boundary, assurance, scope	Fully Reported	4, 77-78	NovaGold used the GRI Indicator Protocols as a guide for calculations in this report; there are no restatements from previous years
4.1 - 4.7	Corporate governance	Fully Reported	22-25	
4.8 - 4.13	Guidelines and policies, codes of conduct, commitments to external initiatives	Fully Reported	17-18, 22-24	
4.14 - 4.17	Stakeholder Engagement	Fully Reported	19, 29, 44-45, 55-56, 67	
ECONOMIC PERFORMANCE INDICATORS				
EC1	Direct economic value generated and distributed	Fully Reported	50-51, 58, 63-64, 69, 71	
EC2	Financial implications due to climate change	Fully Reported	39	
EC3	Coverage of benefit plan obligations	Fully Reported	32-33, 59, 70, 72	
EC4	Significant financial assistance received from government	Fully Reported	25, 71	
EC5	Standard entry level wage compared to local minimum wage	Fully Reported	32	
EC6	Spending on locally-based suppliers	Fully Reported	16, 41, 46, 51, 58, 63, 69, 71	
EC7	Local hiring	Fully Reported	33, 53, 65	
EC8	Development and impact of investments for public benefit	Fully Reported	-	No infrastructure investments were made in 2010
EC9	Indirect economic impacts	Fully Reported	16-17, 33, 44, 46, 50-52, 63-64	
ENVIRONMENTAL PERFORMANCE INDICATORS				
	Materials			
EN1	Materials used	Not Reported	-	Not tracked
EN2	Materials used with recycled input materials	Partially Reported	38	
	Energy			
EN3	Direct energy	Partially Reported	37, 58, 68, 69, 71	
EN4	Indirect energy	Partially Reported	58, 69, 71	
EN5	Energy saved	Not Reported	-	Not tracked
EN6	Energy-efficient or renewable energy initiatives	Partially Reported	35-37	
EN7	Initiatives to reduce indirect energy	Partially Reported	35-36	
	Water			
EN8	Total water withdrawal	Partially Reported	38	In 2010, water use was minimal and not considered material Once operations at mine sites begin, we will report on water use
EN9	Water sources affected by withdrawal	Fully Reported	38	None
EN10	Water recycled and reused	Fully Reported	38	None
	Biodiversity			
EN11	Land biodiversity	Fully Reported	38-39, 56-57, 67-68	
EN12	Impacts on biodiversity	Fully Reported	38-39, 56-57, 67-68	
MM1	Land disturbed or rehabilitated	Fully Reported	58, 69, 71	
EN13	Habitats protected or restored	Fully Reported	58, 69, 71	
EN14	Strategies for managing impacts on biodiversity	Partially Reported	38-39, 56-57, 67-68	
MM2	Biodiversity management plans required	Not Applicable	-	While none of the sites require a biodiversity management plan, biodiversity and habitat impact identification and mitigation was an essential feature of each site's environmental impact assessment
EN15	National conservation list species with habitats in area	Fully Reported	38-39, 58, 69, 71	
	Emissions, effluents and waste			
EN16	Greenhouse gas emissions	Not Reported	-	Not tracked
EN17	Indirect greenhouse gas emissions	Not Reported	-	Not tracked
EN18	Initiatives to reduce greenhouse gas emissions	Partially Reported	35-36, 50	50, 35-36
EN19	Emissions of ozone-depleting substances by weight	Not Reported	-	Not tracked
EN20	NOx, SOx, and other significant air emissions by type and weigh	Not Reported	-	Not tracked
EN21	Total water discharge	Partially Reported	38, 42-43	Not tracked
EN22	Waste	Partially Reported	38	Until operations are active waste is minimal
MM3	Total amounts of overburden, rock, tailings and sludges and their associated risks	Not Applicable	-	In 2010, mining-related waste was insignificant (related only to sampling/testing). Once operations are active, we will report on mine waste as a key performance indicator
EN23	Significant spills	Fully Reported	37, 58, 69, 72	
EN24	Hazardous waste shipped internationally	Fully Reported	-	None
EN25	Areas affected by discharges of water and runoff	Partially Reported	40-43	
	Products and services			
EN26	Initiatives to mitigate environmental impacts of products and services	Not Applicable	-	
EN27	Products and their packaging materials that are reclaimed	Not Applicable	-	
	Compliance			
EN28	Fines for non-compliance with environmental laws and regulations	Fully Reported	37	None
	Transport			
EN29	Transportation related environmental impacts	Fully Reported	39, 56	
	Overall			
EN30	Environmental protection expenditures	Partially Reported	56-57, 67	

REPORTING LEVEL

- ● Fully Reported
- ◐ Partially Reported
- ○ Not Reported
- ⊗ Not Applicable

GRI Indicator	Subject	Level	Reference	Direct Answer or Comment
SOCIAL PERFORMANCE INDICATORS				
Social: Labor practices and decent work				
	Employment			
LA1	Total workforce	●	31, 53, 59, 65, 70	
LA2	Employee turnover	◐	31, 65	
LA3	Employee benefits	●	32-33, 59, 70, 72	
	Labor/management relations			
LA4	Collective bargaining agreements	●	-	None
LA5	Minimum notice period regarding operational changes	⊗	-	No collective bargaining agreements in place
MM4	Number of strikes and lock-outs	●	-	None
	Occupational health and safety			
LA6	Employees covered by health and safety committees	●	31, 53, 66	100%
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and work-related fatalities	●	31, 53, 59, 66, 70, 72	
LA8	Education, training, counseling, prevention, and risk-control programs regarding serious diseases	●	32, 34, 53, 54	
LA9	Health and safety topics covered in formal agreements with trade unions	⊗	-	No formal agreements with trade unions
	Training and education			
LA10	Training	●	34, 59, 70, 72	
LA11	Skills management and lifelong learning	◐	34	
LA12	Regular performance and career development reviews	●	25, 32	100%
	Diversity and equal opportunity			
LA13	Composition of governance bodies	●	23, 33-34	
LA14	Salary comparisons	○	-	Not tracked
Social: Human Rights				
	Diversity and equal opportunity			
HR1	Investment agreements that include human rights clauses	○	-	Not tracked
HR2	Human rights screening	○	-	Not tracked
HR3	Human rights training	○	-	Not tracked
	Non-discrimination			
HR4	Incidents of discrimination	●	59, 70, 72	None
	Freedom of association and collective bargaining			
HR5	Risk to exercise freedom of association and collective bargaining	●	33	None
	Child labor			
HR6	Risk to child labor	●	34	None
	Forced and compulsory labor			
HR7	Risk to forced or compulsory labor	●	34	None
	Security practices			
HR8	Security personnel training	○	-	Not tracked
	Indigenous rights			
MM5	Indigenous Peoples' territories and communities	●	12, 33, 40, 44, 51, 54-55, 64, 66	
HR9	Violations involving rights of indigenous people	●	59, 70, 72	None
Social: Society				
	Community			
SO1	Community programs and practices	●	17, 44-46, 51, 54, 64, 66	
MM6	Disputes relating to land use, customary rights of local communities and Indigenous Peoples	●	-	None
MM7	Grievance mechanisms used to resolve disputes	⊗	-	No disputes
	Artisinal and Small Scale Mining			
MM8	Artisanal and small-scale mining (ASM)	●	40	
	Resettlement			
MM9	Resettlements	●	-	None
	Closure Planning			
MM10	Operations with closure plans	●	-	100%
	Corruption			
SO2	Business units analyzed for risks related to corruption	●	-	100%
SO3	Employees trained in organization's anti-corruption policies and procedures	●	-	100%
SO4	Actions taken in response to incidents of corruption	⊗	-	No incidents of corruption
	Public policy			
SO5	Public policy positions and participation	●	25	
SO6	Contributions to political parties and politicians	●	25	
	Anti-competitive behavior			
SO7	Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes	●	-	None
	Compliance			
SO8	Fines for non-compliance with laws and regulations	●	5, 9, 70, 72	None
Social: Product Responsibility				
	Materials Stewardship			
MM11	Materials stewardship	○		
	Customer health and safety			
PR1	Customer health and safety	⊗	-	
PR2	Non-compliance with customer health and safety	●	-	None
	Product and service labelling			
PR3	Product and service information and labeling	⊗	-	
PR4	Non-compliance with product and service information and labeling	●	-	None
PR5	Customer satisfaction	●	19, 29	
	Marketing communications			
PR6	Marketing communications	◐	29-30, 73	
PR7	Non-compliance with marketing communications	●	59, 70, 72	None
	Customer privacy			
PR8	Customer privacy breaches	●	30	None
	Compliance			
PR9	Non-compliance with the provision and use of products and services	⊗	-	

NovaGold reported on the basis of the Global Reporting Initiative (GRI) for the first time in our Sustainability Report 2009. The GRI aims to make international reporting comparable. The NovaGold Integrated Report 2010 is aligned with the indicators of the current GRI guideline G3 including the Mining & Metals Sector Supplement. This short index shows where to find information on the GRI core and additional indicators. We also give a brief explanation if no data are available for a given indicator.

An extended overview is available online at www.novagold.com/section.asp?pageid=15881. The online index contains all GRI reporting elements, including all Disclosures on Management Approach, and shows where details can be found in our printed and online reporting. More information on GRI can be found at www.globalreporting.org

Report Feedback

Your opinion and input are important to us. Please provide your feedback by filling out and faxing this form to: 604.669.6272. An electronic version is also available online at: www.novagold.net

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1. Did you read NovaGold's 2010 Integrated Report?

☐ Yes, cover to cover ☐ Yes, partially ☐ No

2. How did you receive the report?

☐ Mailed to me ☐ Online ☐ Shared by someone

☐ Other *(please specify)* _____

3. Have you received any feedback or comments from others about the report?

☐ Yes ☐ No

If yes, what were the comments: _____

_____

4. I think this report is easy to understand.

☐ Strongly agree ☐ Agree ☐ Neither agree nor disagree

☐ Strongly disagree ☐ Disagree

5. This is NovaGold's first Integrated Report, combining financial and sustainability goals and results. Was it helpful to have the information presented together?

☐ Yes ☐ No ☐ Neither agree nor disagree

6. I think this report provides the right level of detail

☐ Strongly agree ☐ Agree ☐ Neither agree nor disagree

☐ Disagree ☐ Strongly disagree

7. I think the report is balanced and credible.

☐ Strongly agree ☐ Agree ☐ Neither agree nor disagree

☐ Disagree ☐ Strongly disagree

8. The sections that most interested me were:

☐ NovaGold Snapshot
☐ Message from the Chairman
☐ Message from the President & CEO
☐ Our Achievements & Outlook
☐ Performance Highlights
☐ The Foundation, the Framework section
☐ Our Responsible Performance section
☐ Donlin Creek Project section
☐ Galore Creek Project section
☐ GRI Key Performance Indicators
☐ Reserve and Resource Table
☐ Other *(please specify)* _____

9. The sections that least interested me were:

☐ NovaGold Snapshot
☐ Message from the Chairman
☐ Message from the President & CEO
☐ Our Achievements & Outlook
☐ Performance Highlights
☐ The Foundation, the Framework section
☐ Our Responsible Performance section
☐ Donlin Creek Project section
☐ Galore Creek Project section
☐ GRI Key Performance Indicators
☐ Reserve and Resource Table
☐ Other *(please specify)* _____

10. Did the report influence your perception of NovaGold's corporate social responsibility performance?

☐ Yes, positively ☐ Yes, negatively ☐ No influence

11. Are there other topics pertaining to NovaGold's corporate responsibility performance that you would like to read about in future reports? Please list below:

_____

_____

_____

12. Please provide any additional comments you have about the report below:

_____

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If you'd like us to follow up with you directly, please provide your contact information.

First Name _____

Last Name _____

Email _____

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I'm a *(choose one)*:

☐ Potential investor ☐ Investor ☐ Broker ☐ Analyst
☐ Investment advisor ☐ Partner ☐ Journalist
☐ Community stakeholder
☐ Other (please specify) _____

In support of our commitment to making positive environmentally friendly choices, NovaGold is printing only 500 copies of this report and encouraging readers to use the online version. The printing of NovaGold's Integrated Report used 73 pounds of paper which has a postconsumer recycled percentage of 98%.

This paper selection preserves 1 tree for the future, saves 292 gallons of wastewater flow and conserves 486,472 BTUs of energy. In addition, 2 pounds of water-borne waste were not created, 32 pounds of solid waste were not generated and 64 pounds of net greenhouse gases were prevented. These savings are achieved when postconsumer recycled fiber is used in place of virgin fiber.

Please remember to either share or recycle your report when you are done using it.

NovaGold Resources Inc.
2300 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

Telephone: 604.669.6227
Toll-free: 1.866.669.6227
Facsimile: 604.669.6272
Email: info@novagold.net

www.novagold.net
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